Filed Pursuant to Rule 253(g)(2)
File No. 024-11126

Supplement No. 1 Dated April 23, 2020

Otis Collection LLC
335 Madison Ave, 16th Floor
New York, NY 10017
(201) 479-4408; www.withotis.com

Supplement
to the Preliminary Offering Circular
Dated March 12, 2020

This Supplement No. 1, dated April 23, 2020 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the Preliminary Offering Circular, dated March 12, 2020 and qualified on March 27, 2020 (as may be further amended and supplemented, the “Offering Circular”), of Otis Collection LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”). The disclosures therein are incorporated by reference, and, unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings set forth in the Offering Circular.

The purpose of this supplement is to:

  Disclose a decrease in the aggregate offering sizes of (a) Series Collection Drop 001 Interests, from 600 to 520, and (b) Series Collection Drop 003 Interests, from 580 to 500, in each case, with additional corresponding changes (which we refer to as the “volume decreases”);
  Provide updated disclosures to the “Risk Factors” section of the Offering Circular, by inclusion of additional risk factors related to the outbreak of a novel strain of coronavirus, referred to as COVID-19;
  As requested by FINRA, clarify (a) that the offering for a particular series may be terminated by our manager, at the latest, on a date not to exceed the date which is 18 months from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission and (b) the explanation of brokerage fees set forth in “Fees and Expenses—Brokerage Fees” (which we refer to as the “FINRA changes”); and
  Correct our zip code and other minor items.

With respect to the volume decreases and the FINRA changes, corresponding changes have been made, by amendment and/or amendment and restatement, as applicable, to the following documents previously filed with the Offering Statement: Broker Dealer Services Agreement; Series Designation for Series Collection Drop 001 Interests; Series Designation for Series Collection Drop 003 Interests; Form of Subscription Agreement for Series Collection Drop 001 Interests; Form of Subscription Agreement for Series Collection Drop 002 Interests; Form of Subscription Agreement for Series Collection Drop 003 Interests; Purchase and Sale Agreement, dated November 22, 2019, between Series Collection Drop 001 and our manager; Promissory Note issued by Series Collection Drop 001 in favor of our manager on November 22, 2019; Purchase and Sale Agreement, dated November 25, 2019, between Series Collection Drop 003 and our manager; Promissory Note issued by Series Collection Drop 003 in favor of our manager on November 25, 2019; Asset Management Agreement, dated November 22, 2019, between Series Collection Drop 001 and our manager; and Asset Management Agreement, dated November 25, 2019, between Series Collection Drop 003 and our manager. Except as specifically set forth in this supplement, the Offering Circular remains unchanged.

Offering Circular Dated April 23, 2020

Otis Collection LLC
335 Madison Ave, 16th Floor
New York, NY 10017
(201) 479-4408; www.withotis.com

Best Efforts Offering of Series Membership Interests

Otis Collection LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), is offering, on a best efforts basis, the membership interests of each of the series of our company in the “Series Offering Table” beginning on page iii.

All of the series of our company offered hereunder may collectively be referred to in this offering circular as the “series” and each, individually, as a “series.”  The interests of all series described above may collectively be referred to in this offering circular as the “interests” and each, individually, as an “interest” and the offerings of the interests may collectively be referred to in this offering circular as the “offerings” and each, individually, as an “offering.” See “Securities Being Offered” for additional information regarding the interests.

The interests are non-voting limited liability company membership interests in a series of our company. Each series is treated as a unique legal entity. Purchasing an interest in a series does not confer to the investor any ownership in our company or any other series. Each series is managed by Otis Wealth, Inc. (which we refer to as our manager), which also serves as the asset manager for the asset owned by each series. Our manager has full authority to determine how to best utilize the asset owned by the series. Investors will not have any say in the management of the asset or the series.

There will be a separate closing with respect to each offering. The closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of interests offered for a series have been accepted or (ii) a date determined by our manager in its sole discretion, provided that subscriptions for the minimum number of interests offered for a series have been accepted.  If closing has not occurred, an offering shall be terminated upon (i) the date which is one year from the date such offering circular or amendment thereof, as applicable, is qualified by the U.S. Securities and Exchange Commission, or the Commission, which period may be extended with respect to a particular series by an additional six months by our manager in its sole discretion, or (ii) any date on which our manager elects to terminate the offering for a particular series in its sole discretion, such date not to exceed the date which is 18 months from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission.  No securities are being offered by existing securityholders.

Each offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings.  The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with North Capital Private Securities Corporation and will not be commingled with the operating account of any series until, if and when there is a closing with respect to that investor.  See “Series Offering Table,” “Plan of Distribution and Selling Securityholders” and “Securities Being Offered” for additional information.

	Price to public	Underwriting discount and commissions(1)	Proceeds to Issuer(2)(3)
Series Collection Drop 001
Per Interest	$25	$0.25	$24.75
Total Minimum (490 interests)	$12,250	$120	$12,130
Total Maximum (520 interests)	$13,000	$127	$12,873

Series Collection Drop 002
Per Interest	$25	$0.25	$24.75
Total Minimum (736 interests)	$18,400	$180	$18,220
Total Maximum (800 interests)	$20,000	$196	$19,804

Series Collection Drop 003
Per Interest	$25	$0.25	$24.75
Total Minimum (470 interests)	$11,750	$115	$11,635
Total Maximum (500 interests)	$12,500	$123	$12,378

(1)
North Capital Private Securities Corporation, or the “Broker”, will be acting as our executing broker in connection with each offering and will be paid the Brokerage Fees. See “Plan of Distribution and Selling Securityholders—Fees and Expenses”. We intend to distribute each series of our interests principally through the Otis Platform. See “Plan of Distribution and Selling Securityholders.”

(2)
Because these are best efforts offerings, the actual public offering amounts, Brokerage Fees and proceeds to us are not presently determinable and may be substantially less than each total maximum offering set forth above.

(3)
Our manager has assumed and will not be reimbursed for offering expenses. Note, certain proceeds will be used to pay interest on the promissory note entered between the respective series and our manager. See “Use of Proceeds to Issuer” for additional information.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and, as such, may elect to comply with certain reduced reporting requirements for this offering circular and future filings after the offerings.

An investment in our interests involves a high degree of risk. See “Risk Factors” on page 7 for a description of some of the risks that should be considered before investing in our interests.

Generally, no sale may be made to you in any offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF ANY OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

We are offering to sell, and seeking offers to buy, our interests only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our interests. Neither the delivery of this offering circular nor any sale or delivery of our interests shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

This offering circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

The date of this offering circular is April 23, 2020

i

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this offering circular includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, each series of our company and the Otis Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this offering circular are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager or the Otis Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
ii

SERIES OFFERING TABLE

The table below shows key information related to the offering of each series. Please also refer to “The Underlying Assets” and “Use of Proceeds” for further details.

Series Name	Underlying Asset(s)	Offering Price per Interest	Maximum Offering Size	Minimum/ Maximum Membership Interests(1)	Opening Date	Closing Date	Status
Series Collection Drop 001	Amazing Spider-Man #129	$25.00	$13,000	490/520			Not Yet Launched
Series Collection Drop 002	Nike x Off White: The Ten	$25.00	$20,000	736/800(2)	04/02/20		Open
Series Collection Drop 003	Giant Size X-Men #1	$25.00	$12,500	470/500(3)	04/23/20		Open
(1)	For closed offerings, this number represents the actual number of interests sold.
(2)	As of the date of this offering circular, we have received subscriptions for 790 membership interests, but the initial closing has not yet taken place.
(3)	As of the date of this offering circular, we have received subscriptions for 10 membership interests, but the initial offering has not yet taken place.

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this offering circular.  You should read the entire offering circular and carefully consider, among other things, the matters set forth in the section captioned “Risk Factors.” You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment in our interests. All references in this offering circular to “$” or “dollars” are to United States dollars.

The Company

Overview

We believe that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high and quality access has been limited to a tiny fraction of our global economy. We believe that those who do have access to top quality alternative investments are faced with a lack of transparency, operational overhead, and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.

The Otis Platform is our proposed solution to this problem. We plan to create a marketplace for investment grade art and collectibles and to expand our asset classes into other alternative asset classes such as real estate, wine, precious metals, and culture (movies, music royalties, etc.), through one or more affiliated issuers. Our goal is to unlock every type of alternative asset and give investors true uncorrelated, diversification.

We plan to target the acquisition of underlying assets ranging in price anywhere from $25,000 to $50,000,000. Some assets may also be below this range. Our mission is to democratize wealth accumulation by providing access, liquidity and transparency.

History and Structure

Our company is a series limited liability company formed on October 8, 2019 pursuant to Section 18-215 of the Delaware Limited Liability Company Act, or the LLC Act.

As a series limited liability company, title to our underlying assets will be held by, or for the benefit of, the applicable series of interests. We intend that each series of interests will own its own underlying assets, which will be works of art or other collectibles. A new series of interests will be issued for future art or collectibles or other alternative assets to be acquired by us.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. As such, the assets of a series include only the work of art or other collectible associated with that series and other related assets (e.g., cash reserves).

Manager

Otis Wealth, Inc., a Delaware corporation incorporated on October 4, 2018 (which we refer to as our manager), is the manager of our company and each series of our company. Our manager also owns and operates a mobile app-based investment platform called Otis (we refer to the Otis app and any successor platform used by us for the offer and sale of interests as the Otis Platform) through which each series of interests will be sold.

At the closing of each offering, our manager or its affiliates will purchase a minimum of 2% and up to a maximum of 19.99% of the interests sold in such offering for the same price as all other investors. Our manager may sell its interests from time to time after closing of any offering. Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.

Advisory Board

Our manager intends to assemble an expert network of advisors with experience in relevant industries (which we refer to as the Advisory Board) to assist it in identifying and acquiring the art, collectibles and other alternative assets, to assist the asset manager described below in managing the underlying assets and to advise our manager and certain other matters associated with our business and various series.

The members of the Advisory Board will not be managers or officers of our company or any series and will not have any fiduciary or other duties to the interest holders of any series.

Operating Expenses

Each series of our company will be responsible for the following costs and expenses attributable to the activities of our company related to such series (we refer to these as Operating Expenses):

●
any and all fees, costs and expenses incurred in connection with the management of our underlying assets, including import taxes, income taxes, storage (including property rental fees should our manager decide to rent a property to store a number of underlying assets), security, valuation, custodial, marketing and utilization of the underlying assets;

●
any fees, costs and expenses incurred in connection with preparing any reports and accounts of each series, including any blue sky filings required in order for a series to be made available to investors in certain states and any annual audit of the accounts of such series (if applicable) and any reports to be filed with the Commission;

●	any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of our manager or asset manager, in connection with the underlying assets;

●	any withholding or transfer taxes imposed on our company or a series or any interest holders as a result of its or their earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of our company or a series or incurred in connection with compliance with applicable regulatory requirements;

●
any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or our asset manager in connection with the affairs of our company or a series;

●	the fees and expenses of any administrator, if any, engaged to provide administrative services to our company or a series;

●	all custodial fees, costs and expenses in connection with the holding of an underlying asset;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by our managing member in connection with a series;

●	the cost of the audit of the annual financial statements of our company or a series and the preparation of tax returns and circulation of reports to interest holders;

●	any indemnification payments;

●	the fees and expenses of counsel to our company or a series in connection with advice directly relating to its legal affairs;

●
the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by our managing member in connection with the operations of our company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by our managing member in its reasonable discretion.

Our manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the initial closing of each offering. Our manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent (other than for storage of the underlying assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the underlying assets).

If the Operating Expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any Operating Expense reserves on the balance sheet of such underlying asset, our manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which our manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such underlying asset (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.

Asset Manager

Each series will appoint our manager to serve as asset manager to manage the underlying asset related to such series pursuant to an asset management agreement. Except as set forth below and any guidance as may be established from time to time by our manager or the Advisory Board, our asset manager will have sole authority and complete discretion over the care, custody, maintenance and management of each underlying asset and to take any action that it deems necessary or desirable in connection therewith. Our asset manager will be authorized on behalf of each series to, among other things:

●	create the asset maintenance policies for each underlying asset in consultation with the Advisory Board and oversee compliance with such maintenance policies;

●	purchase and maintain insurance coverage for each underlying asset for the benefit of the series related to such asset;

●	engage third party independent contractors for the care, custody, maintenance and management of each underlying asset;

●	develop standards for the care of each underlying asset while in storage;

●	develop standards for the transportation and care of each underlying asset when outside of storage;

●	reasonably make all determinations regarding the calculation of fees, expenses and other amounts relating to each underlying asset paid by the asset manager;

●
deliver invoices to our manager for the payment of all fees and expenses incurred by the series in connection with the maintenance of its underlying asset and ensure delivery of payments to third parties for any such services; and

●	generally perform any other act necessary to carry out its obligations under the asset management agreement.

Our asset manager will be paid a fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by our asset manager.

See “Description of Business—Description of the Asset Management Agreement.”

Distribution Rights

Our manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to holders of each series of interests.

Free Cash Flow consists of the net income (as determined under U.S. generally accepted accounting principles, or GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the underlying asset related to such series. Our manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

Any Free Cash Flow generated by a series from the utilization of the underlying asset related to such series shall be applied within the series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

●	thereafter to create such reserves as our manager deems necessary, in its sole discretion, to meet future Operating Expenses; and

●
thereafter by way of distribution to holders of the interests of such series (net of corporate income taxes applicable to the series), which may include asset sellers of the underlying asset related to such series or our manager or any of its affiliates.

Asset seller(s) are any individual(s), dealer or auction company, which owns an underlying asset prior to (i) a purchase of an underlying asset by us in advance of a potential offering or (ii) the closing of an offering from which proceeds are used to acquire the underlying asset.

See “Securities Being Offered—Distribution Rights.”

Timing of Distributions

Our manager may make semi-annual distributions of Free Cash Flow remaining to holders of interests subject to it having the right, in its sole discretion, to withhold distributions in order to meet anticipated costs and liabilities of the series. Our manager may change the timing of potential distributions in its sole discretion.

Distributions upon Liquidation

Upon the occurrence of a liquidation event relating to our company as a whole or any series, our manager (or a liquidator selected by our manager) is charged with winding up the affairs of the series or our company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series or our company as a whole, as applicable, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are our manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) first, 100% to the interest holders of the relevant series of interests, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series) until the interest holders receive back 100% of their capital contribution and second, (A) 10% to our manager and (B) 90% to the interest holders of the relevant series of interests, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series). See “Securities Being Offered—Liquidation Rights.”

Transfer Restrictions

Our manager may refuse a transfer by a holder of its interest(s) in any series if such transfer would result in (a) there being more than 2,000 beneficial owners in such series or more than 500 beneficial owners in such series that are not “accredited investors” (provided that our manager may waive such limitations), (b) the assets of such series being deemed “plan assets” for purposes of the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended, or ERISA, (c) a change of U.S. federal income tax treatment of our company and/or such series, or (d) our company, such series or our manager being subject to additional regulatory requirements. Furthermore, as our interests are not registered under the Securities Act, transfers of our interests may only be effected pursuant to exemptions under the Securities Act and permitted by applicable state securities laws. See “Securities Being Offered—Transfer Restrictions” for more information.

The Offerings
Securities being offered:

We are offering the minimum and maximum number of interests of each series at a price per interest set forth in the “Series Offering Table” section above. Our manager will own a minimum of 2% and may own a maximum of 19.99% of the interests of each series at closing. Our manager may sell these interests at any time after the applicable closing.

Each series of interests is intended to be a separate series of our company for purposes of assets and liabilities. See “Securities Being Offered” for further details. The interests will be non-voting except with respect to certain matters set forth in our limited liability company agreement, dated October 10, 2019, as amended from time to time (which we refer to as the operating agreement). The purchase of a particular series of interests is an investment only in that series of our company and not an investment in our company as a whole.

Broker:

We have entered into an agreement with the Broker, which is acting as our executing broker in connection with each offering. The Broker is a broker-dealer which is registered with the Commission and will be registered in each state where each offering will be made prior to the launch of such offering and with such other regulators as may be required to execute the sale transactions and provide related services in connection with each offering. The Broker is a member of Financial Industry Regulatory Authority, Inc., or FINRA, and the Securities Investor Protection Corporation, or SIPC.

Restrictions on investment:

Each investor must be a “qualified purchaser.” See “Plan of Distribution and Selling Securityholders—Investor Suitability Standards” for further details. Our manager may, in its sole discretion, decline to admit any prospective investor, or accept only a portion of such investor’s subscription, regardless of whether such person is a “qualified purchaser.”  Furthermore, our manager anticipates only accepting subscriptions from prospective investors located in states where the Broker is registered.

Generally, no sale may be made to you in any offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Escrow account:

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with North Capital Private Securities Corporation, or the Escrow Agent, and will not be commingled with the operating account of any series until, if and when there is a closing with respect to that investor.

When the Escrow Agent has received instructions from our manager or the Broker that an offering will close and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of the particular series.

If any offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest. Any costs and expenses associated with a terminated offering will be borne by our manager.

Offering period:
There will be a separate closing with respect to each offering. The closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of interests offered for a series have been accepted or (ii) a date determined by our manager in its sole discretion, provided that subscriptions for the minimum number of interests offered for a series have been accepted. If closing has not occurred, an offering shall be terminated upon (i) the date which is one year from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission, which period may be extended with respect to a particular series by an additional six months by our manager in its sole discretion, or (ii) any date on which our manager elects to terminate the offering for a particular series in its sole discretion, such date not to exceed the date which is 18 months from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission. No securities are being offered by existing securityholders.

Use of proceeds:
The proceeds received in an offering will be applied in the following order of priority of payment:

●     Brokerage Fees: The Series Commission;

●     Acquisition Cost of the Underlying Asset: Actual cost of the underlying assets related to a series paid to the asset sellers;

●     Offering Expenses: In general, these costs include actual fees, costs and expenses incurred in connection with an offering, including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering;

●     Acquisition Expenses: In general, these include costs associated with the acquisition and development of the underlying assets related to a series, which include storage, shipping and transportation, and insurance costs; and

●     Sourcing Fee: Our asset manager will be paid a sourcing fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by our asset manager.

Our manager bears all offering expenses and acquisition expenses described above on behalf of each series and will be reimbursed by each series through the proceeds of each offering. See “Use of Proceeds to Issuer” and “Plan of Distribution and Selling Securityholders—Fees and Expenses” sections for further details.

Risk factors:
Investing in our interests involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our interests.

RISK FACTORS

Risks Related to the Structure, Operation and Performance of our Company

An investment in an offering constitutes only an investment in a particular series and not in our company or the underlying assets.

A purchase of our interests does not constitute an investment in either our company or the underlying assets directly. This results in limited voting rights of the investor, which are solely related to the series. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the operating agreement that would adversely change the rights of the interest holders and removal of our manager for “cause.” Our manager and asset manager thus retain significant control over the management of our company and the underlying assets. Furthermore, because the interests do not constitute an investment in our company as a whole, holders of a particular series of interests will not receive any economic benefit from, or be subject to the liabilities of, the assets of any other series of interest. In addition, the economic interest of a holder in a series will not be identical to owning a direct undivided interest in the underlying assets because, among other things, the series will be required to pay corporate taxes before distributions are made to the holders, and the asset manager will receive a fee in respect of its management of the underlying assets.

Our company was recently formed, has no track record and no operating history from which you can evaluate our company or this investment.

Our company was recently formed and has not generated any revenues and has no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that our company or a series will achieve their investment objectives, the value of the underlying assets will increase or the underlying assets will be successfully monetized.

Given our start-up nature, investors may not be interested in making an investment and we may not be able to raise all of the capital we seek and this could have a material adverse effect upon our company and the value of your interests.

Due to the start-up nature of our company, there can be no guarantee that we will reach our funding target from potential investors. In the event we do not reach a funding target, we may not be able to achieve our investment objectives by acquiring additional underlying assets through the issuance of additional series of interests and monetizing them together with existing assets to generate distributions for investors. In addition, if we are unable to raise funding for additional series of interests, this may impact any investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other series of interests of additional underlying assets and other monetization opportunities (e.g., hosting events with the collection of underlying assets).

There are few, if any, businesses that have pursued a strategy or investment objective similar to ours, which may make it difficult for our company and interests to gain market acceptance.

We believe that few other companies crowd fund artwork and collectibles or propose to run a platform for crowd funding of interests in artwork and collectibles. Our company and our interests may not gain market acceptance from potential investors, potential asset sellers or service providers within the art and collectibles industry, including insurance companies, appraisers, and strategic partners. This could result in an inability of our manager to operate the underlying assets profitably. This could impact the issuance of further series of interests and additional underlying assets being acquired by us. This would further inhibit market acceptance of our company and if we do not acquire any additional underlying assets, investors would not receive any benefits which arise from economies of scale (such as reduction in storage costs as a large number of underlying assets are stored at the same facility, group discounts on insurance and the ability to monetize underlying assets through museums or other programs that would require us to own a substantial number of underlying assets).

The offering amount will exceed the value of the underlying assets and if the underlying assets are sold before they appreciate or generate income, then investors will not receive the amount of their initial investment back.

The size of an offering will exceed the purchase price of the related underlying assets as at the date of such offering (as the proceeds of the offering in excess of the purchase price of the underlying assets will be used to pay fees, costs and expenses incurred in making the offering and acquiring the underlying assets, as well as interest payments to our manager). If the underlying assets had to be sold and there had not been substantial appreciation of the underlying assets prior to such sale, there may not be sufficient proceeds from the sale of the underlying assets to repay investors the amount of their initial investment (after first paying off any liabilities on the underlying assets at the time of the sale including, but not limited to, any outstanding Operating Expenses Reimbursement Obligation) or any additional profits in excess of this amount.

The use of proceeds will include interest payments to our manager as provided in the promissory note entered into between the respective series and our manager.

Prior to making any series available for investors, our manager acquires the underlying asset and then sells that asset to the respective series pursuant to a purchase and sale agreement and promissory note. Under the terms of the relevant promissory note, we are obligated to pay our manager interest as set out below when discussing the particular series and asset. The interest rate has been set arbitrarily. Any amounts paid in interest will not be available for use by the series to cover future fees or expenses incurred for the operation of the asset.

Operating Expenses that are incurred after each closing will reduce potential distributions, if any, and the potential return on investment resulting from the appreciation of the underlying assets, if any.

Operating Expenses incurred post-closing will be the responsibility of the applicable series. However, if the Operating Expenses exceed the amount of revenues generated from the underlying assets related to such series, our manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the series, on which our manager may impose a reasonable rate of interest, and be entitled to Operating Expenses Reimbursement Obligations, and/or (c) cause additional interests of such series to be issued in order to cover such additional amounts.

If there is an Operating Expenses Reimbursement Obligation, this reimbursable amount between related parties would be taken out of the Free Cash Flow generated by the series and could reduce the amount of any future distributions payable to investors. If additional series interests are issued, this would dilute the current value of the interests held by existing investors and the amount of any future distributions payable to such existing investors.

Our success depends in large part upon our manager and its ability to execute our business plan.

The successful operation of our company (and therefore, the success of each series) is in part dependent on the ability of our manager and asset manager to source, acquire and manage the underlying assets. As our manager has only been in existence since October 2018 and is an early-stage startup company, it has no significant operating history within the art and collectibles sector that would evidence its ability to source, acquire, manage and utilize the underlying assets.

The success of our company (and therefore, each series) will be highly dependent on the expertise and performance of our manager and its team, its expert network and other investment professionals (which include third party experts) to source, acquire and manage the underlying assets. There can be no assurance that these individuals will continue to be associated with our manager or asset manager. The loss of the services of one or more of these individuals could have a material adverse effect on the underlying assets, in particular, their ongoing management and use to support the investment of the holders of the series interests.

Furthermore, the success of our company and the value of each series is dependent on there being critical mass from the market for the series interests and also our ability to acquire a number of underlying assets in multiple series of interests so that the investors can benefit from economies of scale which arise from holding more than one underlying asset. In the event that we are unable to source additional underlying assets due to, for example, competition for such underlying assets or lack of underlying assets available in the marketplace, then this could materially impact our success and our objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with existing assets through revenue generating events and leasing opportunities.

If our series limited liability structure is not respected, then investors may have to share in any liabilities of our company with all investors and not just those who hold the same series of interests as them.

Our company is structured as a Delaware series limited liability company that issues different series of interests for each underlying asset or group of underlying assets. Each series of interest will merely be a separate series and not a separate legal entity. Under the LLC Act, if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding one series of interests is segregated from the liability of investors holding another series of interests and the assets of one series of interests are not available to satisfy the liabilities of other series of interests. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. state or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If our series limited liability company structure is not respected, then investors may have to share any liabilities of our company with all investors and not just those who hold the same series of interests as them. Furthermore, while we intend to maintain separate and distinct records for each series of interests and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a series to the liabilities of another series of interests. The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their interests or the likelihood of any distributions being made by the series to the investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of our company generally where the assets of such other series of interests or of our company generally are insufficient to meet our liabilities.

If any fees, costs and expenses of our company are not allocable to a specific series of interests, they will be borne proportionately across all of the series of interests. Although our manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see “Description of Business—Allocations of Expenses”), there may be situations where it is difficult to allocate fees, costs and expenses to a specific series of interests and therefore, there is a risk that a series of interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of interests received a disproportionately high benefit.

Potential breach of the security measures of the Otis Platform could have a material adverse effect on our company, each series and the value of your investment.

The highly automated nature of the Otis Platform through which potential investors acquire or transfer interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The Otis Platform processes certain confidential information about investors, asset sellers and the underlying assets. While we intend to take commercially reasonable measures to protect our confidential information and maintain appropriate cybersecurity, the security measures of the Otis Platform, our company, our manager or our service providers (including the Broker) could be breached. Any accidental or willful security breaches or other unauthorized access to the Otis Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of our manager’s and our company’s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Otis Platform software are exposed and exploited, the relationships between our company, investors, users and the asset sellers could be severely damaged, and our company or our manager could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of interests or the potential for distributions to be made on the interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we, the third-party hosting used by the Otis Platform and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors, the asset sellers or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Otis Platform. Any security breach, whether actual or perceived, would harm our reputation and the Otis Platform and we could lose investors and the asset sellers. This would impair our ability to achieve our objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with existing assets through revenue generating events and leasing opportunities.

Our manager may sell its interests post-closing which may result in a reduction in value of your interests if there are too many series interests available and not enough demand for those interests.

Our manager may arrange for some of the interests it holds in a specific series of interests to be sold by a broker pursuant to a “10b5-1 trading plan”. Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests. There is a risk that a sale by our manager may result in too many interests being available for resale and the price of the relevant series of interests decreasing as supply outweighs demand.

Non-compliance with regulations may result in the abrupt cessation of business operations, rescission of any contracts entered into, an early termination of any series of interests sold or, if we were deemed to be subject to the Investment Advisers Act, the liquidation and winding up of any series of interests sold.

The Broker is acting as our executing broker in connection with each offering. The Broker is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be registered in each state where each offering and sale of the interests will occur prior to the launch of each offering, and it is anticipated that the interests will be offered and sold only in states where the Broker is registered as a broker-dealer. If a regulatory authority determines that our manager, who is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities, our manager may need to stop operating and therefore, we will not have an entity managing the underlying assets. In addition, if our manager is required to register as a “broker-dealer,” there is a risk that any series of interests offered and sold while our manager was not registered may be subject to a right of rescission, which may result in the early termination of the series.

Furthermore, we are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, and neither our manager nor our asset manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Investment Advisers Act, and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and our manager have taken the position that the underlying assets are not “securities” within the meaning of the of the Investment Company Act or the Investment Advisers Act, and thus our assets will be comprised of less than 40% investment securities under the Investment Company Act and our manager and our asset manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation.  If we were to be required to register under the Investment Company Act or our manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of a series and our manager may be forced to liquidate and wind up the series or rescind the offering for any series of interests.

Non-compliance with regulations with respect to the Liquidity Platform may result in the abrupt cessation of our manager and/or the Liquidity Platform or rescission of any contracts entered into or materially and adversely affect your ability to transfer your interests.

We intend to create a Liquidity Platform (see “Description of Business – Liquidity Platform” for additional information), which would serve to communicate indications of interest to a registered broker-dealer or a registered alternative trading system (“ATS”), but there is no assurance that the Liquidity Platform will be developed. If developed, we would engage a broker-dealer or ATS registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in each state where each secondary purchase and sale of interests will occur prior to the execution of each such secondary transaction, and it is anticipated that secondary purchases and sales will only occur in states where the engaged broker-dealer or ATS is registered. Our manager has determined that the creation and operation of the Liquidity Platform would not cause a regulatory authority to determine that our manager is engaging in brokerage activities. However, if a regulatory authority determines that our manager, which is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities, our manager may need to stop operating and therefore, we will not have an entity managing the underlying assets. Or, our manager may need to stop operating the Liquidity Platform, which may make it difficult or impossible for you to dispose of your interests. In addition, if our manager is required to register as a broker-dealer, there is a risk that any secondary purchase or sale while our manager was not registered may be subject to a right of rescission.

Furthermore, while we do not believe that the Liquidity Platform is itself a securities exchange or an alternative trading system under the Exchange Act, regulators may determine that this is the case, then we would be required to register as a securities exchange or qualify and register as an alternative trading system, either of which could cause our manager to stop operating, meaning we would not have an entity managing the underlying assets. Further, if we are found to be in violation of the Exchange Act due to operation of an unregistered exchange, we could be subject to significant monetary penalties, censure or other actions that may have a material and adverse effect on our manager and may require it to stop operating, meaning we would not have an entity managing the underlying assets, or otherwise be unable to maintain the Liquidity Platform, which would adversely affect your ability to transfer your interests.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer under Regulation A, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Unpredictable and/or uncontrollable events, such as the COVID-19 outbreak, could adversely affect our business.

Our business could be subject to unpredictable and uncontrollable events, such as earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics, such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. The risk, or public perception of the risk, of a pandemic, or media coverage of infectious diseases, could adversely affect the value of the underlying assets and the financial condition of our investors or prospective investors, resulting in reduced demand for our offerings and alternative asset classes generally. Moreover, an epidemic, pandemic, outbreak or other public health crisis, such as COVID-19, could adversely affect employees of our manager, which serves as the asset manager and in which we rely to manage the logistics of our business. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations if employees of our manager who cannot perform their responsibilities from home are not able to report to work or carry out necessary actions related to the logistics of our business. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or the storage facility in which we lease space, which could prevent us from accessing the underlaying assets. Further, risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could lead to complete or partial cessation of operations of our sourcing partners for the underlying assets.

The COVID-19 outbreak may have a material and adverse impact on our results of operations.

In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 has since spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the United States and countries in Europe and Asia have implemented severe travel and social restrictions, including social distancing and “shelter-in-place” orders. The impacts of the outbreak are unknown and rapidly evolving. The COVID-19 outbreak, or public perception of the outbreak, could adversely affect the value of the underlying assets and the financial condition of our investors or prospective investors, resulting in reduced demand for our offerings and alternative asset classes generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access capital markets in the future. The continued spread of COVID-19 may cause an economic slowdown, recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

Risks Related to the Art and Collectibles Industry

Each series of our company is expected to invest only in the related underlying assets; therefore, your investment will not be diversified and will appreciate or depreciate based on the value of the underlying assets regardless of market conditions.

It is not anticipated that any series would own any assets other than its related underlying assets, plus potential cash reserves for maintenance, storage, insurance and other expenses pertaining to the underlying assets and amounts earned by the related series from the monetization of the underlying assets, if any. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to the interests offered hereby.

Each series of our company is expected to invest in art and collectibles. If there is a downturn in this industry or the economy in general, then the value of the underlying assets is likely to decrease.

Given the concentrated nature of the underlying assets (i.e., only art and collectibles) any downturn in the art and collectibles industry is likely to impact the value of the underlying assets, and consequently the value of the interests. Furthermore, as art and other collectibles are collectible items, the value of such collectables may be impacted if an economic downturn occurs and there is less disposable income for individuals to invest in products such as art and collectables. In the event of a downturn in the industry, the value of the underlying assets is likely to decrease.

The volatility in prices for art and other collectibles may result in downward price pressure and adversely affect our objectives.

Volatility of demand for luxury goods as evidenced by the S&P Global Luxury index, in particular high value art and collectibles, may adversely affect a series of interests’ ability to achieve its investment purpose. The art and collectibles market has been subject to volatility in demand in recent periods. Demand for high value art and collectibles depends to a large extent on general, economic, political and social conditions in a given market as well as the tastes of the collector or art enthusiast community resulting in changes in the types of art and collectibles that are most sought after. Volatility in demand may lead to volatility in the value of art and collectibles, which may result in further downward price pressure and adversely affect our ability to achieve our objective of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with existing assets. In addition, the lack of demand may reduce any further issuance of series of interests and acquisition of more underlying assets, thus limiting the benefits the investors already holding series of interests could receive from there being economies of scale (e.g., cheaper insurance due to a number of underlying assets requiring insurance) and other monetization opportunities (e.g., hosting shows with the collection of underlying assets as compared to just one or two pieces of art or collectibles). These effects may have a more pronounced impact given the limited number of underlying assets held by our company in the short-term.

The global economy and financial markets and political conditions of various countries can adversely affect the supply of and demand for art and collectibles, and unpredictable and/or uncontrollable events, such as the COVID-19 outbreak, may cause a disruption in the art and collectibles industry.

The art and collectibles industry may be influenced by the overall strength and stability of the global economy and financial markets of various countries, although any correlation may not be immediately evident. In addition, global political conditions and world events may affect our business through their effect on the economies of various countries, as well as on the willingness of potential buyers to purchase art and collectibles in the wake of economic uncertainty. Accordingly, weakness in the global economy and financial markets of various countries may cause a downturn in the art and collectibles industry, which is likely to impact the value of the underlying assets, and consequently the value of the interests.

The COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of art and other collectables. We expect the COVID-19 outbreak will result in low transaction volume until confidence in the global economy is restored. The extent and duration of this disruption cannot be accurately estimated, and the art and collectibles industry may a significant amount of time to recover. Although we intend to hold and manage all of the assets marketed on the Otis Platform for an average of five to ten years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.

Art and collectibles are hard to value and any valuations obtained are not guarantees of realizable price.

As explained in the “Description of Business,” art and collectibles are difficult to value. Valuations of the underlying assets will be based upon the subjective approach taken by the members of our manager’s expert network and members of the Advisory Board, valuation experts appointed by the asset seller or other data provided by third parties (e.g., auction results and previous sales history). Our manager sources data from reputable valuation providers in the industry; however, it may rely on the accuracy of the underlying data without any means of detailed verification. Consequently, valuations may be uncertain.

The value of the underlying assets can go down as well as up. Valuations are not guarantees of realizable price, do not necessarily represent the price at which our interests may be sold on the Otis Platform and the value of the underlying assets may be materially affected by a number of factors outside of our control, including, any volatility in the economic markets and the condition of the underlying assets.

Our manager and each series rely on third-party assessments of the market for the types of assets to be acquired, or the value of the specific assets. None of these assessments have been prepared in connection with this offering circular.

Included in this offering circular are references to reports or assessments created by third parties which our manager and each series have relied upon for determining the potential market and current value of particular assets. We have not independently verified the information contained in those reports and assessments, and none were prepared in connection with this offering circular. The references should not be taken as an endorsement of our offering by those third-parties.

Risks Related to the Underlying Assets

Potential loss of or damage to an underlying asset could adversely impact the value of the underlying asset, the series related to the underlying asset, or the likelihood of any distributions made by us to investors.

An underlying asset may be lost or damaged by causes beyond our reasonable control when in storage or on display. Any damage to an underlying asset could adversely impact the value of the underlying asset or adversely increase the liabilities or Operating Expenses of its related series.  Although we intend for the underlying assets to be insured at replacement cost (subject to policy terms and conditions), in the event of any claims against such insurance policies, there can be no guarantee that any losses or costs will be reimbursed, that the underlying assets can be replaced on a like-for-like basis or that any insurance proceeds would be sufficient to pay the full market value (after paying for any outstanding liabilities including, but not limited to, any outstanding balances under Operating Expenses Reimbursement Obligations), if any, of the related series. In the event that damage is caused to an underlying asset, this will impact the value of the underlying asset, and consequently, the series related to the underlying asset, as well as the likelihood of any distributions being made by us to the investors.

Competition in the art and collectibles industry from other business models may make it difficult to obtain underlying assets.

There is potentially significant competition for the underlying assets from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as arts and collectibles dealers and auction houses continue to play an increasing role. In addition, the underlying market is being driven by the increasing number of widely popular collectible art and collectibles TV shows, including Antiques Roadshow, Storage Pickers, American Pickers and Pawn Stars. This competition may impact the liquidity of a series, as it is dependent on our acquiring attractive and desirable underlying assets to ensure that there is an appetite of potential investors for the interests. In addition, there are companies that are developing crowd funding models for other alternative asset classes such as art or wine, who may decide to enter the art and collectibles market as well.

Potentially high storage, maintenance and insurance costs for the underlying assets may adversely impact the value of the related series and the amount of distributions made holders of interests.

In order to protect and care for the underlying assets, our manager must ensure adequate storage facilities, maintenance work and insurance coverage. The cost of care may vary from year to year depending on the amount of maintenance performed on a particular underlying asset, changes in the insurance rates for covering the underlying assets and changes in the cost of storage for the underlying assets. It is anticipated that as we acquire more underlying assets, our manager may be able to negotiate a discount on the costs of storage, maintenance and insurance due to economies of scale. These reductions are dependent on our acquiring a number of underlying assets and service providers being willing to negotiate volume discounts and, therefore, are not guaranteed.

If costs turn out to be higher than expected, this would impact the value of the series, the amount of distributions made to investors holding the series, on potential proceeds from a sale of the related underlying asset (if ever), and any capital proceeds returned to investors after paying for any outstanding liabilities, including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligation.

Restoration or repair of an underlying asset may result in a decrease in the value of the underlying asset.

Although we do not intend to undertake restoration or repair of the underlying assets, there may be situations in the future that we are required to do so (e.g., due to natural wear and tear and through the use of the underlying assets). Where we do so, we will be dependent on the performance of third-party contractors and sub-contractors and may be exposed to the risks that a project will not be completed within budget, within the agreed timeframe or to the agreed specifications. While we will seek to mitigate our exposure by negotiating appropriate contracts, including appropriate warranty protection, any failure on the part of a contractor to perform its obligations could adversely impact the value of the underlying assets and therefore, the value of the series related to such underlying assets.

In addition, the successful restoration or repair of the art and collectibles may be dependent on sourcing replacement original and authentic paint or parts. Original paint or parts for arts and collectibles are rare and in high demand and therefore, at risk of being imitated. There is no guarantee that any paint or parts sourced for the underlying assets will be authentic (e.g., not a counterfeit). If such paint or parts cannot be sourced or, those paints or parts that are sourced are not authentic, the value of the underlying assets and therefore, the value of the series related to such underlying assets, may be materially adversely affected. Furthermore, if an underlying asset is damaged, we may be unable to source original and authentic paint or parts for the underlying asset, and the use of non-original and authentic paint or parts may decrease the value of the underlying asset.

Insurance may not cover all losses which may result in an operating loss and likelihood that distributions will not be made by us.

Insurance of the underlying assets may not cover all losses. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Inflation, environmental considerations and other factors, including terrorism or acts of war, also might make insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to any affected underlying assets. Furthermore, the series of interests related to such affected underlying assets would bear the expense of the payment of any deductible. Any uninsured loss could result in both loss of cash flow from and the value of the affected underlying assets and, consequently, the series that relate to such underlying assets.

We may be associated with third party liability and exposed to reputational harm as a result of wrongful actions by certain third parties.

Each series will assume all of the ownership risks attached to its underlying assets, including third party liability risks. Therefore, the series may be liable to a third party for any loss or damages incurred by it in connection with its underlying assets. This would be a loss to our company and therefore deductible from any income or capital proceeds payable in respect of the series from the related underlying assets, in turn adversely affecting the value of the series to which the underlying assets relate and the likelihood of any distributions being made by us.

We could be exposed to losses and/or reputational harm as a result of various claims and lawsuits incidental to the ordinary course of our business.

We may become involved in various legal proceedings, lawsuits, and other claims incidental to the ordinary course of our business. We are required to assess the likelihood of any adverse judgments or outcomes in these matters, as well as potential ranges of probable or reasonably possible losses. A determination of the amount of losses, if any, to be recorded or disclosed as a result of these contingencies, will be based on a careful analysis of each individual exposure with, in some cases, the assistance of outside legal counsel. The amount of losses recorded or disclosed for such contingencies may change in the future due to new developments in each matter or a change in settlement strategy.

Any harm to the brand of the manufacturer may adversely impact the value of the underlying assets.

The underlying assets will be comprised of art and collectibles. The demand for the underlying assets, and therefore, each series of interests, may be influenced by the general perception of the art and collectibles that artists and manufacturers of products that may become collectible are producing today. In addition, the artists’ manufacturers’ business practices may result in the image and value of art and collectibles produced by certain artists or manufacturers being damaged. This in turn may have a negative impact on the underlying assets made by such manufacturers and in particular, the value of the underlying assets and consequently, the value of the series of interests that relate to such underlying assets.

The value of the underlying assets may depend on a prior owner or association, and therefore, may be out of our control.

The value of an underlying asset may be connected with its prior ownership by, or association with, a certain person or group or in connection with certain pop culture events or films. In the event that such person or group loses public affection, then this may adversely impact the value of the underlying asset and therefore, the series of interests that relate to such underlying asset.

Title or authenticity claims on an underlying asset may diminish value in the underlying asset as well as the series that relate to the underlying asset.

There is no guarantee that an underlying asset will be free of any claims regarding title and authenticity (e.g., counterfeit or previously stolen art and collectibles), or that such claims may arise after acquisition of an underlying asset by a series. We may not have complete ownership history restoration/repair records for an underlying asset. In the event of a title or authenticity claim against us, we may not have recourse against the asset seller or the benefit of insurance and the value of the underlying asset and the series related to such underlying asset, may be diminished.

Forced sale of an underlying asset at a lower value than when the underlying asset was first acquired may diminish the value of the series that relate to the underlying asset.

We may be forced to sell an underlying asset (e.g., upon the bankruptcy of our manager) and such a sale may occur at an inopportune time or at a lower value than when the underlying asset was first acquired or at a lower price than the aggregate of costs, fees and expenses used to purchase the underlying asset. In addition, there may be liabilities related to the underlying asset, including, but not limited to Operating Expenses Reimbursement Obligations on the balance sheet of the underlying asset at the time of a forced sale, which would be paid off prior to investors receiving any distributions from a sale. In such circumstances, the capital proceeds obtained for the underlying asset, and therefore, the return available to investors, may be lower than could have been obtained if the underlying asset continued to be held by us and sold at a later date.

If we are unable to liquidate an underlying asset at a time when we desire to do so or at all, investors may not receive any return on their investment and may lose their entire investment.

Our strategy is to acquire assets, hold such assets for a period of time (on average between five and ten years) and then sell such assets at a premium over our acquisition price so that investors in our company can make a return on their investment. In addition, our plan and mission is to seek to provide liquidity to investors by providing a platform for investors to transfer their interests for cash or for interests in another series. However, Operating Expenses, including fees and costs incurred in connection with the management of an underlying asset, the preparation of reports and accounts for each series, insurance premiums, taxes, governmental fees, legal and accounting fees and other costs and expenses are the responsibility of each series of our company. If we are unable to liquidate our asset at a time when we desire to do so or at all, these Operating Expenses will accumulate and reduce any return that an investor in our company may hope to make or cause an investor to lose his entire investment. Furthermore, if we are unable to provide investors with liquidity through the ability to make secondary sales on our platform and we are unable to liquidate an underlying asset, then Operating Expenses will over time reduce the value of the interests such investors may hold resulting in a loss to such investor.

Risks Related to Potential Conflicts of Interest

Our operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our manager.

Our operating agreement provides that our manager, in exercising its rights in its capacity as manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our operating agreement, the LLC Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

We do not have a conflicts of interest policy.

Our company, our manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than our company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of each series of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Conflicts may exist among our manager, our asset manager and their respective employees or affiliates.

Our manager and our asset manager will engage with, on behalf of our company, a number of brokers, dealers, asset sellers, insurance companies, storage and maintenance providers and other service providers and thus may receive in-kind discounts, for example, free shipping or servicing. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our manager or our asset manager and not our company, or may apply disproportionately to other series of interests. Our manager or our asset manager may be incentivized to choose a broker, dealer or asset seller based on the benefits they are to receive or all series of interests collectively are to receive rather than that which is best for a particular series.

Members of the Advisory Board may be art or collectibles dealers and brokers themselves and therefore will be incentivized to sell us their own art and collectibles at potentially inflated market prices. Members of the Advisory Board may also be investors, in particular, if they are holding interests acquired as part of a sale of an underlying asset (i.e., as they were the asset seller).  They may therefore promote their own self-interests when providing advice to our manager or our asset manager regarding an underlying asset (e.g., by encouraging the liquidation of such underlying asset so they can receive a return in their capacity as an investor).

In the event that the Operating Expenses exceed the revenue from an underlying asset, if any, and any cash reserves, our manager has the option to cause the related series to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, our manager may be incentivized to cause the series to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to investors. Our manager may also choose to issue additional interests of the series to pay for Operating Expenses instead of causing our company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the series on any Operating Expenses Reimbursement Obligation may be economically more beneficial to holders of the series than the dilution incurred from the issuance of additional interests.

There may be conflicts related to potential future brokerage activity.

Either our manager or one of its affiliates may in the future register with the Commission as a broker-dealer in order to be able to facilitate liquidity in our interests via the Otis Platform. Our manager, or its affiliates, may be entitled to receive fees based on volume of trading and volatility of the interests on the Otis Platform and such fees may be in excess of the appreciation in the interests it holds in each series of interests. Although an increased volume of trading and volatility will benefit investors as it will assist in creating a market for those wishing to transfer their interests, there is the potential that there is a divergence of interests between our manager and those investors, for instance, if the underlying asset does not appreciate in value, this will impact the price of the interests, but may not adversely affect the profitability related to the brokerage activities of our manager (i.e., our manager would collect brokerage fees whether the price of the underlying asset increases or decreases).

Ownership of multiple series of interests may cause conflicts of interest.

Our manager or its affiliates will acquire interests in each series of interests for their own accounts and may transfer these interests, either directly or through brokers, via the Otis Platform. Depending on the timing of the transfers, this could impact the interests held by the investors (e.g., driving price down because of supply and demand and over availability of interests). This ownership in each of the series of interests may result in a divergence of interests between our manager and the investors who only hold one or certain series of interests (e.g., our manager or its affiliates, once registered as a broker-dealer with the Commission, may disproportionately market or promote a certain series of interests, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of such series of interests).

Conflicts may arise from allocations of income and expenses as between series.

There may be situations when it is challenging or impossible to accurately allocate income, costs and expenses to a specific series and certain series may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, our manager would be conflicted from acting in the best interests of our company as a whole or the individual. While we presently intend to allocate expenses as described in “Description of Business—Allocations of Expenses,” our manager has the right to change this allocation policy at any time without further notice to investors.

There may be conflicting interests among our manager, our asset manager and the investors.

Our manager will determine whether or not to liquidate underlying assets, should an offer to acquire an underlying asset be received. As our manager or its affiliates, when and if registered as a broker-dealer with the Commission, may receive fees on the trading volume in the interests connected with an underlying asset, they may be incentivized not to realize such underlying asset even though investors may prefer to receive the gains from any appreciation in value of such underlying asset. Furthermore, when determining to liquidate an underlying asset, our manager will do so considering all of the circumstances at the time, this may include obtaining a price for an underlying asset that is in the best interests of a substantial majority but not all of the investors.

Our manager may be incentivized to use more popular underlying assets at revenue generating events or in leasing opportunities as this may generate higher Free Cash Flow to be distributed to our manager and investors in the series associated with that particular underlying asset. This may lead the underlying asset of a particular series to generate lower distributions than the underlying assets of other series. The use of art and collectibles at revenue generating events or in leasing opportunities could increase the risk of the art and collectibles getting damaged and could impact the value of the underlying asset and, as a result, the value of the related series. Our manager may therefore be conflicted when determining whether to use a particular piece of art or a collectible at revenue generating events or in leasing opportunities to generate revenue or limit the potential of damage being caused to them. Furthermore, our manager may be incentivized to utilize underlying assets that help popularize the interests via the Otis Platform, which means of utilization may not generate as much immediate returns as other potential utilization methods.

Our manager has the ability to unilaterally amend the operating agreement and allocation policy. As our manager is party, or subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as manager of our company or a series or may amend it in a way that is not beneficial for all investors. In addition, the operating agreement seeks to limit the fiduciary duties that our manager owes to its investors. Therefore, our manager is permitted to act in its own best interests rather than the best interests of the investors. See “Securities Being Offered” for more information.

Fees for arranging events or monetization may cause conflicts of interest.

As our manager will acquire a percentage of each series of interests, it may be incentivized to attempt to generate more earnings with those underlying assets owned by those series of interests in which it holds a greater stake. Any profits generated from the Otis Platform (e.g., through advertising) will be for the benefit of our manager. In order to increase its revenue stream, our manager may therefore be incentivized to issue additional series of interests and acquire more underlying assets rather than focus on monetizing any underlying assets already held by existing series.

Conflicts may arise between the Advisory Board and our company.

The operating agreement provides that the resolution of any conflict of interest approved by the Advisory Board shall be deemed fair and reasonable to our company and its interest holders and not a breach of any duty at law, in equity or otherwise. As part of the remuneration package for Advisory Board members, they may receive an ownership stake in our manager. This may incentivize the Advisory Board members to make decisions in relation to the underlying assets that benefit our manager rather than our company.

As a number of the Advisory Board members may be in the art and collectibles industry, they may seek to sell art and collectibles to, acquire art and collectibles from, or provide services relating to art and collectibles owned by, our company.

Conflicts may exist between legal counsel, our company, our manager and its affiliates.

Our legal counsel is also counsel to our manager and its affiliates, and may serve as counsel with respect to a series. Because such legal counsel represents both our company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, legal counsel may represent such other parties and not our company or a series. Legal counsel may, in the future, render services to us or other related parties with respect to activities relating to our company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with any offering and will not be representing interest holders of our company other than our manager, although the prospective investors may rely on the opinion of legal counsel with respect to the validity of the securities filed as Exhibit 12.1 to the offering statement.  Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our interests.

Risks Related to the Offerings and Ownership of our Interests

There is currently no public trading market for our interests; there can be no assurance that any trading market will develop.

There is currently no public trading market for any series of our interests, and an active market may not develop or be sustained.  If an active public trading market for our interests does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price.  Even if a public market does develop, the market price could decline below the amount you paid for your interests. We intend to create a Liquidity Platform (see “Description of Business – Liquidity Platform” for additional information), which would serve to communicate indications of interest to a registered broker-dealer or an ATS and which may permit some liquidity, but there is no assurance that the Liquidity Platform will be developed, or if developed, that it will provide an active market for resales of interests. Further, without the Liquidity Platform, it may be difficult or impossible for you to dispose of your interests.

If a market ever develops for our interests, the market price and trading volume may be volatile.

If a market develops for our interests, the market price of our interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, the underlying assets or the series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our interests may decline as well.

In addition, fluctuations in operating results of a particular series or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There may be state law restrictions on an investor’s ability to sell its interests making it difficult to transfer, sell or otherwise dispose of our interests.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. We do not know whether the interests being offered under this offering circular will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our interests. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our interests. Investors should consider the resale market for our interests to be limited. Investors may be unable to resell their interests, or they may be unable to resell them without the significant expense of state registration or qualification.

Our anticipated Liquidity Platform is not yet operational.

We are currently designing an interface on the Otis Platform to enable investors to indicate interest in buying/selling their holdings to help facilitate additional liquidity for investors. See “Description of Business – Liquidity Platform” below. Prior to being able to make the Liquidity Platform available to investors, we will be required to engage a third-party broker-dealer to which the Liquidity Platform would communicate indications of interest. Alternatively, we would associate with an ATS, which could be accessed through the Liquidity Platform. Any trades would be subject to restrictions under state and federal securities law and the transfer restrictions included in our operating agreement, which may limit access to the Liquidity Platform for some investors. Additionally, the operations of the Liquidity Platform will be subject to state and federal securities law and regulation, which will increase the costs to our manager for the operation of the Liquidity Platform. As such, our manager may decide that the costs of operating the Liquidity Platform exceed its benefits, and the Liquidity Platform may never be available to investors.

We intend for our manager to be able to sell through the Liquidity Platform.

From time to time, our manager may act as a buyer or seller of interests of a particular series through the anticipated Liquidity Platform. Prior to our manager participating in any secondary purchases or sales through the Liquidity Platform, our manager intends to put in place internal procedures that limit the times when any such trading activity could occur, and to not occur when in possession of material, non-public information. Nevertheless, should our manager decide to sell its interests, that may result in a reduction in the resale price for the interests, and may result in our manager and investors having divergent interests in regards to the operation and liquidation of the asset underlying a particular series.

Investors lack voting rights and our manager may take actions that are not in the best interests of investors.

Our manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors, and the investors only have limited voting rights in respect of a series. Investors will therefore be subject to any amendments our manager makes (if any) to the operating agreement and allocation policy and also any decision it takes in respect of our company and a series, which the investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the investors as a whole but only a limited number.

Furthermore, our manager can only be removed as manager of our company and each series in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company or a series. investors would therefore not be able to remove our manager merely because they did not agree, for example, with how our manager was operating an underlying asset.

The offerings are being conducted on a “best efforts” basis and we may not be able to execute our growth strategy if we are unable to raise capital.

We are offering each series of interests on a “best efforts” basis, and we can give no assurance that all of the offered interests will be sold. If you invest in our interests and more than the minimum number of offered interests of the series are sold, but less than all of the offered interests of the series are sold, the risk of losing your entire investment will be increased. If substantially less than the maximum amount of interests offered for the series are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from each offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds.

Each offering is a fixed price offering and the fixed offering price may not accurately represent the current value of our company or our assets at any particular time. Therefore, the purchase price you pay for the interests may not be supported by the value of our assets at the time of your purchase.

Each offering is a fixed price offering, which means that the offering price for each series of interests is fixed and will not vary based on the underlying value of our assets at any time.  Our manager has determined each offering price in its sole discretion without the input of an investment bank or other third party.  The fixed offering price for each series of interests has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals.  Therefore, the fixed offering price established for each series of interests may not be supported by the current value of our company or our assets at any particular time.

Upon the completion of our initial offering, we may elect to become a public reporting company under the Exchange Act, and thereafter publicly report on an ongoing basis as an “emerging growth company” under the reporting rules set forth under the Exchange Act. If we elect not to do so, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and investors could receive less information than they might expect to receive from more mature public companies.

Upon the completion of our initial offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our interests that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for emerging growth companies under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and investors could receive less information than they might expect to receive from more mature public companies.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under our operating agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the operating agreement.

Investors in this offering will be bound by our operating agreement, which establishes the rights of members and rules for governance of our company. Under Section 15.08 of our operating agreement, investors waive the right to a jury trial of any claim they may have against our company arising out of or relating to the operating agreement, or the action of becoming an interest holder in a series. This includes legal actions that include claims based on federal securities law. By subscribing to an offering of a series, the investor agrees to adhere to the operating agreement, and knowingly and voluntarily waives the investor’s jury trial rights.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which govern the operating agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the operating agreement. You should consult legal counsel regarding the jury waiver provision before investing in this offering.

If you bring a claim against our company in connection with matters arising under the operating agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against our company. If a lawsuit is brought against our company under the operating agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the operating agreement with a jury trial. No condition, stipulation or provision of the operating agreement serves as a waiver by any member of a series or by our company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Our operating agreement has a forum selection provision that requires that certain disputes be resolved in the Court of Chancery of the State of Delaware, regardless of convenience or cost to interest holders.

Under Section 15.08 of our operating agreement, interest holders are required to resolve disputes related to the governance of our company in the Court of Chancery located in the State of Delaware. The forum selection provision applies to any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with our operating agreement, or the transactions authorized by the agreement, including that of the admission of interest holders to a series of our company.

Our operating agreement further provides that, should the Court of Chancery in the State of Delaware not have jurisdiction over the matter, the suit, action, or proceeding may be brought in the appropriate federal or state court located in the State of Delaware. We intend for his forum selection provision to also apply to claims brought under federal securities law. Our company acknowledges that, for claims arising under the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, requiring such matters to be heard in federal court. In contrast, Section 22 of the Securities Act provides for concurrent jurisdiction between federal and state courts for matters arising under the Securities Act.

The forum selection provision in our operating agreement may limit interest holders’ ability to obtain a favorable judicial forum for disputes with us or our manager, employees or agents, which may discourage lawsuits against us and such persons. The requirement that any action be heard in a competent court in the State of Delaware may also create additional expense for any person contemplating an action against our company, or limit the access to information to undertake such an action, further discouraging lawsuits.

It is also possible that, notwithstanding the forum selection clause included in our operating agreement, a court could rule that such a provision is inapplicable or unenforceable. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in, an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series of interest of our company would be limited to prospective effect. Accordingly, the ultimate effect on an investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of our clients to purchase interests in art and collectibles. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

DILUTION

Dilution means a reduction in value, control or earnings of the interests the investor owns. There will be no dilution to any investors associated with any offering. However, from time to time, additional interests in each series offered hereby may be issued in order to raise capital to cover such series’ ongoing operating expenses. See “Description of Business—Operating Expenses” for further details.

Our manager must acquire a minimum of 2% and may acquire a maximum of 19.99% of the interests sold in connection with each offering (of which our manager may sell all or any portion from time to time following the closing of such offering). Our manager will pay the price per share offered to all other potential investors hereunder.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

Our manager owns and operates the Otis Platform, through which investors may indirectly invest, through a series of our interests, in art and collectible opportunities that have been historically difficult to access for many market participants. Through the use of the Otis Platform, investors can browse and screen the potential investments and sign legal documents electronically. We intend to distribute each series of interests exclusively through the Otis Platform. Neither our manager nor any other affiliated entity involved in the offer and sale of our interests is a member firm of FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of our interests.

Each offering is being conducted under Regulation A under the Securities Act and therefore, only offered and sold to “qualified purchasers.” For further details on the suitability requirements an investor must meet in order to participate in each offering, see “—Investor Suitability Standards.” As a Tier 2 offering pursuant to Regulation A under the Securities Act, each offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our interests are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange. It is anticipated that sales of securities will only be made in states where the Broker is registered.

We are offering, on a best efforts basis, the membership interests of each of the series of our company in the “Series Offering Table” beginning on page iii. The offering price for each series was determined by our manager.

At the closing of each offering, our manager or its affiliates will purchase a minimum of 2% and up to a maximum of 19.99% of the interests sold in such offering for the same price as all other investors. In addition, the asset seller for a particular series may purchase a portion of the interests for that series. Our manager may sell its interests from time to time after the closing of each offering. Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.

There will be a separate closing with respect to each offering. The closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of interests offered for a series have been accepted or (ii) a date determined by our manager in its sole discretion, provided that subscriptions for the minimum number of interests offered for a series have been accepted. If closing has not occurred, an offering shall be terminated upon (i) the date which is one year from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission, which period may be extended with respect to a particular series by an additional six months by our manager in its sole discretion, or (ii) any date on which our manager elects to terminate the offering for a particular series in its sole discretion, such date not to exceed the date which is 18 months from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission.

The interests are being offered by subscription only in the United States and to residents of those states in which the offer and sale is not prohibited. This offering circular does not constitute an offer or sale of interests outside of the United States

Those persons who want to invest in our interests must sign a subscription agreement for the particular series of interests, which will contain representations, warranties, covenants, and conditions customary for offerings of this type for limited liability companies. See “—How to Subscribe” below for further details. Copies of the form of subscription agreement for each series are filed as Exhibit 4.1 and onwards in the offering statement.

The interests will be issued in book-entry form without certificates.

Our manager, and not our company, will pay all of the expenses incurred in each offering that are not covered by the Brokerage Fees, Offering Expenses or Acquisition Expenses described below, including fees to legal counsel, but excluding fees for counsel or other advisors to the investors and fees associated with the filing of periodic reports with the Commission and future blue sky filings with state securities departments, as applicable. Any investor desiring to engage separate legal counsel or other professional advisors in connection with an offering will be responsible for the fees and costs of such separate representation.

Investor Suitability Standards

Our interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any series of interests of our company (in connection with any series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.
an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2.
earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

Our interests will not be offered or sold to prospective investors subject to ERISA.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our manager and the Broker, in its capacity as broker of record for each offering, will be permitted to make a determination that the subscribers of our interests in any offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our interests. See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an investor is one (1) interest and the maximum subscription by any investor is for interests representing 19.99% of the total interests of a particular series, although such maximum thresholds may be waived by our manager in its sole discretion.

Broker

North Capital Private Securities Corporation is acting as our executing broker in connection with the sale of our interests pursuant to a Broker Dealer Services Agreement, or the Services Agreement. Pursuant to the agreement, the Broker’s role in the offering is limited to processing transactions of potential investors through the technology that our manager licenses from North Capital Investment Technology, the parent company of the Broker, and providing investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks). The Broker will have access to the subscription information provided by investors and will serve as broker of record for each offering by processing transactions by investors through the platform technology and providing investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks). The Broker will not solicit any investors on our behalf or act as underwriter

The Broker is a broker-dealer registered with the Commission and a member of FINRA and SIPC and will be registered in each state where each offering and sale of interests will occur, prior to the launch of each offering. The Broker will receive Brokerage Fees but will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any offering.

In addition to the Brokerage Fees described below, if, within six (6) months after the termination of Broker-Dealer Services Agreement, we complete any private financing of equity, equity-linked or debt or other capital raising activity (other than the exercise by any person or entity of any options, warrants or other convertible securities) with any investors in any offering that were identified by the Broker, we will pay the Broker upon the closing of such financing one percent (1%) of the amount of such investor’s investment in such offering.

Pursuant to the Broker-Dealer Services Agreement, we agreed that we will not engage any person to perform services similar to those provided by the Broker under the Broker-Dealer Services Agreement without the Broker’s written consent.

The amount recoverable under any claim by us against the Broker is limited to the aggregate of fees payable by us to the Broker under the Broker-Dealer Services Agreement. We agreed to indemnify the Broker and each of its affiliates and their respective directors, officers and employees for any loss, claim, damage, expense or liability incurred by the other (including reasonable attorneys’ fees and other expenses in investigating, defending against or appearing as a third-party witness in connection with any action or proceeding) in any third party claim arising out of a material breach (or alleged breach) by us of any provision of the Broker-Dealer Services Agreement, or as a result of a material violation of any law or regulation.

The Broker-Dealer Agreement may be terminated by either party at any time upon the provision of sixty days prior written notice thereof to the other.

Escrow Agent

The Escrow Agent is North Capital Private Securities Corporation, who has been appointed as escrow agent for each offering pursuant to escrow agreements among the Broker, the Escrow Agent, and our company, on behalf of each series. Copies of the escrow agreements for each series are filed starting with Exhibit 8.1 and onwards in the offering statement.

Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in “—Fees and Expenses” below; however, our manager has agreed to pay and not be reimbursed for fees due to the Escrow Agent.

We agreed to indemnify the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) in any third party claim arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of the escrow agreements or any transactions contemplated therein; provided, however, that no person shall have the right to be indemnified for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted from the gross negligence or willful misconduct of such person.

Fees and Expenses

See “Use of Proceeds to Issuer” for a description of the specific expenses for each offering.

Brokerage Fees

As compensation for providing the services described in the Services Agreement to us in connection with each offering, the Broker will receive certain brokerage fees. The fees paid to the Broker consist of three parts, which will be referred to as the “Series Commissions”, the “Initial Series Fees”, and the “Additional Series Fees”, together, the “Brokerage Fees”. The Series Commissions consist of a 1% commission on the gross proceeds for each series Offering. In addition thereto, the Broker shall receive the Initial Series Fees and, thereafter, the Additional Series Fees. First, the Initial Series Fees consist of amounts equal to 7.5% of the gross proceeds for each series Offering, until such time as the Broker has received $10,000 in Initial Series Fees in the aggregate for all series Offerings. Thereafter, the Broker will receive Additional Series Fees consisting of amounts equal to 7.5% of the gross proceeds for each series Offering, up to a cap of $1,000 in the aggregate for each such series Offering. Notwithstanding the foregoing, the Broker will not receive any Brokerage Fees on funds raised from the sale of interests to our manager, its affiliates or the asset sellers. The Broker shall also receive reimbursements for out-of-pocket expenses incurred in performance of the services under the Services Agreement. These reimbursements are not to exceed $10,000 in the aggregate in connection with the offerings.

Our manager will be responsible for payment of the Initial Series Fees and Additional Series Fees, while each series of interests will be responsible for paying the Series Commissions to the Broker from the proceeds of the sale of interests in each such series. Our manager will not be reimbursed for payment of the Initial Series Fees or Additional Series Fees. The Brokerage Fees, as applicable, will be payable immediately upon the closing of each offering.

In addition to the Brokerage Fees, our manager pays North Capital Investment Technology, the parent company of the Broker, a monthly administrative fee of $500 for technology tools to facilitate our company’s offerings of the interests. This fee is capped at $6,000 for the offerings in the aggregate, regardless of the number of series. For the avoidance of doubt, this monthly administrative fee with respect to our company will be paid by our manager to North Capital Investment Technology for a twelve-month period and no further. Our manager will also pay North Capital Investment Technology a one-time installation and setup fee of $2,500.

The Broker will monitor all compensation, from any source, and will ensure that its total compensation for each offering, and all offerings, does not exceed 8% of the total offering proceeds in the aggregate.

Offering Expenses

Each series of interests will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the interests associated with that series (which we collectively refer to as the Offering Expenses). Offering Expenses consist of legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering (and excludes ongoing costs described in Operating Expenses). This arrangement is noted under the Offering Expenses category under “Use of Proceeds to Issuer” below.

Acquisition Expenses

Each series of interests will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the underlying asset related to such series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the Brokerage Fees), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, storage fees, insurance fees, bank fees and interest (if the underlying asset was acquired using debt prior to completion of an offering), auction house fees, travel and lodging for inspection purposes, transportation costs to transfer the underlying asset from the asset seller’s possession to the storage facility or to locations for creation of photography and videography materials (including any insurance required in connection with such transportation), photography and videography expenses in order to prepare the profile for the underlying asset on the Otis Platform (which we collectively refer to as Acquisition Expenses). The Acquisition Expenses will be payable from the proceeds of each offering. See “Use of Proceeds to Issuer” for a description of the Acquisition Expenses for each offering.

Sourcing Fee

Our asset manager will be paid a fee as compensation for sourcing each underlying asset (which we refer to as the Sourcing Fee) in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that the Sourcing Fee may be waived by our asset manager.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this offering circular. Except as otherwise indicated, all information contained in this offering circular is given as of the date of this offering circular. Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “offering circular supplement” that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the Commission and any offering circular supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

The offering statement and all supplements and reports that we have filed or will file in the future can be read on the Commission website at www.sec.gov or in the legal section on the Otis Platform. The contents of the Otis Platform (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

How to Subscribe

Potential investors who are “qualified purchasers” may subscribe to purchase our interests. Any potential investor wishing to acquire our interests must:

1.
Carefully read this offering circular, and any current supplement, as well as any documents described in the offering circular and attached as exhibits to the offering statement or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in our interests is suitable for you.

2.
Review the subscription agreement (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Otis Platform application, and if the responses remain accurate and correct, sign the completed subscription agreement using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3.
Once the completed subscription agreement is signed, you will be instructed to transfer funds in an amount equal to the purchase price for interests you have applied to subscribe for (as set out on the front page of your subscription agreement) by ACH into the escrow account. The Escrow Agent will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected by our manager and, if accepted, such further time until you are issued the interests.

4.
Our manager and the Broker will review the subscription documentation completed and signed by you. You may be asked to provide additional information. Our manager or the Broker will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any offering at any time prior to closing.

5.
Once the review is complete, our manager will inform you whether or not your application to subscribe for the interests is approved or denied and if approved, the number of interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. Our manager accepts subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

6.
If all or a part of your subscription is approved, then the number of interests you are entitled to subscribe for will be issued to you upon the closing. Simultaneously with the issuance of the interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable series as consideration for such interests.

By executing the subscription agreement, you agree to be bound by the terms of the subscription agreement and operating agreement. Our company, our manager and the Broker will rely on the information you provide in the subscription agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for our manager and the Broker to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued the interests, please notify our manager immediately using the contact details set out in the subscription agreement.

For further information on the subscription process, please contact our manager using the contact details set out in the “Where You Can Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with any series’ operating account, until if and when there is a closing with respect to that investor. When the Escrow Agent has received instructions from our manager that an offering will close and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of the applicable series. If an offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest or deductions.  Any costs and expenses associated with a terminated offering will be borne by our manager.

USE OF PROCEEDS TO ISSUER

The allocation of the net proceeds of each offering set forth below represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. Our manager reserves the right to modify the use of proceeds based on the factors set forth below. Neither our company nor any series are expected to keep any of the proceeds from any offering. In the event that less than the maximum number of interests are sold in connection with any offering, our manager may pay, and not seek reimbursement for, any Brokerage Fees and Acquisition Expenses.

Series Collection Drop 001

We estimate that the gross proceeds of the offering of Series Collection Drop 001 Interests (including from Series Collection Drop 001 Interests acquired by our manager) will be approximately $13,000 assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fees (assuming our manager acquires 2% of Series Collection Drop 001 Interests)(1)	$127	0.98%
Cash Portion of the Asset Cost(2)	$12,250	94.23%
Acquisition Expenses(3)
Storage	$26	0.20%
Shipping & Transportation	$10	0.08%
Insurance	$22	0.17%
Estimated Interest on Note(4)	$350	2.69%
Sourcing Fee(5)	$120	0.93%
Offering Expenses(6)	$0	0.00%
Total Fees and Expenses	$655	5.04%
Working Capital Reserves(7)	$95	0.73%
Total Proceeds	$13,000	100.0%

(1)
Calculation of Brokerage Fees applicable hereto (the Series Commission) excludes proceeds from the sale of Series Collection Drop 001 Interests to our manager and/or its affiliates. The actual Brokerage Fees will be between $104 – $127, based on our manager purchasing 2% to 19.99% of the Series Collection Drop 001 Interests.

(2)
Our manager acquired the Series Collection Drop 001 Asset for a total cost of $14,000. On November 22, 2019, we acquired the Series Collection Drop 001 Asset from our manager in exchange for the note described below. In the case of the Series Collection Drop 001 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.

(3)	To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

(4)
Under the terms of the promissory note, included as Exhibit 6.4 to the offering statement, we are obligated to pay interest to our manager at an annualized rate of 7.5% for up to four months. Should we repay the note prior to the expiration of four months, we will pay less in interest than the amount identified above. Any overage would be maintained in an operating account for future Operating Expenses.

(5)	Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Collection Drop 001 Asset in an amount equal to 0.93% of the gross offering proceeds.

(6)	Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Collection Drop 001 Interests.

(7)
Represents cash reserves that will be maintained in an operating account to cover unanticipated Operating Expense that may arise during the holding period, or to be used for other general corporate or working capital purposes.

On November 22, 2019, we acquired the Series Collection Drop 001 Asset from our manager in exchange for a note, as amended on April 23, 2020, in the original principal amount of $12,250. This note bears interest at an annualized rate of 7.5% over a four month period, and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.4 hereto.

Upon the closing of the offering, proceeds from the sale of the Series Collection Drop 001 Interests will be distributed to the account of Series Collection Drop 001. Upon final closing of the offering, Series Collection Drop 001 will then pay back the note made to acquire the Series Collection Drop 001 Asset.

Series Collection Drop 002

We estimate that the gross proceeds of the offering of Series Collection Drop 002 Interests (including from Series Collection Drop 002 Interests acquired by our manager) will be approximately $20,000 assuming the full amount of this offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fees (assuming our manager acquires 2% of Series Collection Drop 002 Interests)(1)	$196	0.98%
Cash Portion of the Asset Cost(2)	$18,400	92.0%
Acquisition and Operating Expenses(3)
Storage	$39	0.20%
Shipping & Transportation	$85	0.43%
Insurance	$33	0.17%
Estimated Interest on Note(4)	$460	2.30%
Sourcing Fee(5)	$645	3.23%
Offering Expenses(6)	$0	0.00%
Total Fees and Expenses	$1,485	7.29%
Working Capital Reserves(7)	$142	0.71%
Total Proceeds	$20,000	100.00%

(1)
Calculation of Brokerage Fees applicable hereto (the Series Commission) excludes proceeds from the sale of Series Collection Drop 002 Interests to our manager and/or its affiliates. The actual Brokerage Fees will be between $160 – $196, based on our manager purchasing 2% to 19.99% of the Series Collection Drop 002 Interests.

(2)
Our manager acquired the Series Collection Drop 002 Asset for a total cost of $18,400. On November 25, 2019, we acquired the Series Collection Drop 002 Asset from our manager in exchange for the note described below. In the case of the Series Collection Drop 002 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.

(3)	To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

(4)
Under the terms of the promissory note, included as Exhibit 6.7 to the offering statement, we are obligated to pay interest to our manager at an annualized rate of 7.5% for up to four months. Should we repay the note prior to the expiration of four months, we will pay less in interest than the amount identified above. Any overage would be maintained in an operating account for future Operating Expenses.

(5)	Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Collection Drop 002 Asset in amount equal to 3.22% of the gross offering proceeds.

(6)	Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Collection Drop 002 Interests.

(7)
Represents cash reserves that will be maintained in an operating account to cover any unanticipated Operating Expenses that may arise during the holding period or to be used for other general corporate or working capital purposes.

On November 25, 2019, we acquired the Series Collection Drop 002 Asset from our manager in exchange for a note in the original principal amount of $18,400. This note bears interest at an annualized rate of 7.5% over a four month period, and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.7 hereto.

Upon the closing of the offering, proceeds from the sale of the Series Collection Drop 002 Interests will be distributed to the account of Series Collection Drop 002. Upon final closing of the offering, Series Collection Drop 002 will then pay back the note made to acquire the Series Collection Drop 002 Asset.

Series Collection Drop 003

We estimate that the gross proceeds of the offering of Series Collection Drop 003 Interests (including from Series Collection Drop 003 Interests acquired by our manager) will be approximately $12,500 assuming the full amount of this offering is sold, and will be used in the following order of priority of payment:

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Brokerage Fees (assuming our manager acquires 2% of Series Collection Drop 003 Interests)(1)	$123	0.98%
Cash Portion of the Asset Cost(2)	$11,750	94.00%
Acquisition and Operating Expenses(3)
Storage	$25	0.20%
Shipping & Transportation	$59	0.47%
Insurance	$21	0.17%
Estimated Interest on Note(4)	$294	2.35%
Sourcing Fee(5)	$138	1.10%
Offering Expenses(6)	$0	0.00%
Total Fees and Expenses	$659	5.27%
Working Capital Reserves(7)	$91	0.73%
Total Proceeds	$12,500	100.00%

(1)
Calculation of Brokerage Fees applicable hereto (the Series Commission) excludes proceeds from the sale of Series Collection Drop 003 Interests to our manager and/or its affiliates. The actual Brokerage Fees will be between $100 – $123, based on our manager purchasing 2% to 19.99% of the Series Collection Drop 003 Interests.

(2)
Our manager acquired the Series Collection Drop 003 Asset for a total cost of $13,500. On November 25, 2019, we acquired the Series Collection Drop 003 Asset from our manager in exchange for the note described below. In the case of the Series Collection Drop 003 Asset, the asset seller is not an affiliate of our company, our manager or any of their respective officers or directors.

(3)	To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

(4)
Under the terms of the promissory note, included as Exhibit 6.10 to the offering statement, we are obligated to pay interest to our manager at an annualized rate of 7.5% for up to four months. Should we repay the note prior to the expiration of four months, we will pay less in interest than the amount identified above. Any overage would be maintained in an operating account for future Operating Expenses.

(5)	Our asset manager will be paid a Sourcing Fee as compensation for sourcing the Series Collection Drop 003 Asset in amount equal to 1.10% of the gross offering proceeds.

(6)	Our manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series Collection Drop 003 Interests.

(7)
Represents cash reserves that will be maintained in an operating account to cover any unanticipated Operating Expenses that may arise during the holding period or to be used for other general corporate or working capital purposes.

On November 25, 2019, we acquired the Series Collection Drop 003 Asset from our manager in exchange for a note, as amended on April 23, 2020, in the original principal amount of $13,500. This note bears interest at an annualized rate of 7.5% over a four month period, and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.10 hereto.

Upon the closing of the offering, proceeds from the sale of the Series Collection Drop 003 Interests will be distributed to the account of Series Collection Drop 003. Upon final closing of the offering, Series Collection Drop 003 will then pay back the note made to acquire the Series Collection Drop 003 Asset.

THE UNDERLYING ASSETS

The Series Collection Drop 001 Asset

The discussions contained in this offering circular relating to “Amazing Spider-Man #129”, the Series Collection Drop 001 Asset and the comic industry are taken from third-party sources that we believe to be reliable and we believe that the information from such sources contained herein regarding the Series Collection Drop 001 Asset and the comic industry is reasonable, and that the factual information therein is fair and accurate.

Summary Overview

●
First Appearance of The Punisher: The most valuable comic books in the world are valuable because they contain first appearances of key characters. Our comic features the first appearance of the Punisher as well as Jackal, two of the most well-known comic book characters today.

●
Quality Asset from Reputable Source: Our comic is a 9.8 CGC graded Amazing Spider-Man #129 (132 in the world), the highest available grade. The book is in Mint / Near Mint condition with White / Off-White pages. The book was purchased from My Comic Shop, an independent comic book dealer.

●
Culturally Significant Bronze Age Grail: Spider-Man #129 is consistently ranked a top comic of the Bronze age in comic book blogs and is universally acknowledged as a Bronze Age “grail”. Stan Lee’s recent passing has relaunched the cultural relevance of Bronze Age comics back into pop culture.

●
High Frequency of Sales Demonstrates Strong Demand: Despite its price tag, Amazing Spider-Man #129 is among the top 10 most actively sold comic books from the Bronze Age. Notably, Amazing Spider-Man #129 is priced ~ 14x higher than many of the other comics of comparable activity on this list, which demonstrates the strong demand for the comic despite its higher price tag.

●
Comic Industry Trends: The comic book market is bolstered by continued superhero remakes. Disney recently struck a deal with Sony to keep Spider-Man in the Marvel universe. Additionally, Disney’s acquisition of Twenty First Century Fox brings in unique opportunities for Fox characters to join the Marvel world many of whom are famously linked with Spider-Man such as Venom. Spider-Man’s next confirmed standalone movie is slated for the summer of 2021. The Punisher has been featured in a popular Netflix television series produced by Marvel and seems to be positioned for a feature length film rather soon. Furthermore, the success of Sony’s Animated Into The Spider-Verse and future renditions has the chance to bring in a whole new audience to Spider-Man comics. Lastly, with Tom Holland’s Spider-Man character taking on a bigger role as part of the Avengers in Marvel’s most recent two films, we believe any upcoming Marvel remakes that feature the Avengers will ensure exposure and relevance for Spider-Man.

Specifications

Title	Amazing Spider-Man #129
Publisher	Marvel
Creation Date	February 1, 1974
Age	Bronze Age
CGC Rating	9.8
Page Color	Off-White / White
Key Issue	1st appearance of the Punisher and Jackal
Purchased From	My Comic Shop
Purchased For	$14,000
Year Purchased	2019

The Comic

The underlying asset of Series Collection Drop 001 is fully titled “The Amazing Spider-Man the Punisher Strikes Twice!” and is the first appearance of the popular Punisher character as well as the character Jackal, who would go on to become one of Spider-Man’s most important adversaries. In the story, the Punisher is hired by the story’s antagonist, Jackal, to kill Spider-Man. After a few brief battles between Spider-Man and the Punisher, Spider-Man is able to show the Punisher that he is being manipulated by Jackal to do his dirty work. The Punisher then vows to get revenge on Jackal. Driven by the death of his wife and children the Punisher is famous for his brutal nature and being one of the first characters to actually employ murder. The popularity of the Punisher led to a wave of psychologically-troubled anti-heroes in Marvel comics during the 1980s.

The comic is from the Bronze Age, which is an informal name for a period in the history of American superhero comic books usually said to run from 1970 to 1985 that followed the Silver Age of comics from 1956 to 1975. It was scripted by Gerry Conway, who is an American comic book writer and editor best known for scripting the death of Gwen Stacy in the Amazing Spider-Man series.

Market Assessment

We believe that the market for vintage collectible comic books will grow, buoyed by increasing accessibility and transparency as well as by the popularization of superhero movies by the likes of Disney and 21st Century Fox. We believe that our underlying asset, “The Amazing Spider-Man #129”, is positioned to benefit from this trend. As the first appearance of The Punisher, and Jackal “The Amazing Spider-Man #129” is a key collector’s edition featuring three beloved Marvel characters, Spider-Man, the Punisher and Jackal. We believe that our underlying asset is a Bronze Age grail, especially at the 9.8 CGC grade, which is the highest available grade of this comic book in circulation. As the collectibles comic book market grows, we believe that the potential for the Series Amazing Spider-Man #129’s value to grow as well.

As of November 21, 2019, Amazing Spider-Man #129 was one of the top 10 most actively traded Bronze Age comics according to GoCollect. The high volume of sales indicates high demand.

Condition Report

The Series Collection Drop 001 asset is a 9.8 Certified Guaranty Company (CGC) graded comic book with Universal label, which means it is in the Near Mint / Mint condition. It is the highest grade in circulation. There are 132 Universal CGC graded 9.8 books of “Amazing Spider-Man #129”. The book is in excellent condition and preserved in a CGC plastic holder with tamper-evident seal.

Ownership and Pricing History

We purchased the Series Collection Drop 001 asset from My Comic Shop, an independent comic shop, based in New York. Pricing history for the asset comes from GoCollect and GP Analysis, both of which aggregate comic book sales data from ComicLink, ComicConnect, eBay, Heritage Auctions, among other dealers. The below lists average annual sales of the CGC graded 9.8 “Amazing Spider-Man #129” comic.

Source: Historical sale prices for 9.8 CGC grade Amazing Spider-Man #129 comics sourced from GoCollect and GPAnalysis sale databases.

Year	Average Sale Price
2019	$13,325
2018	$12,339
2017	$11,807
2016	$8,478

Insurance

We are working with insurance broker, DeWitt Stern, and our carrier is Aspen American Insurance Company. We insure all assets both during transport and during storage.

Storage

We currently lease space in a purpose built, secure, temperature-controlled storage facility in New York for the purposes of storing the Series Collection Drop 001 Asset in a highly controlled environment, other than when it is being utilized for marketing or similar purposes.

Depreciation

We treat art and collectible assets as collectible and therefore we will not depreciate or amortize the Series Collection Drop 001 Asset going forward. We may depreciate or amortize any hardware or other equipment used in connection with the display or maintenance of the Asset.

The Series Collection Drop 002 Asset

The discussions contained in this offering circular relating to “Nike x Off White: The Ten”, the Series Collection Drop 002 Asset and the sneaker industry are taken from third-party sources that we believe to be reliable and we believe that the information from such sources contained herein regarding the Series Collection Drop 002 Asset and the comic industry is reasonable, and that the factual information therein is fair and accurate.

Summary Overview

Series Collection Drop 002 has purchased the full Nike x Off White: “The Ten” collection, which consists of ten pairs of sneakers.

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Redesigned by Virgil Abloh: Series Collection Drop 002 is the result of a collaboration between American fashion designer Virgil Abloh and Nike. Virgil Abloh is best known as the creator of fashion label “Off-White” and the artistic director of menswear at Louis Vuitton. As part of the collaboration, Virgil selected ten of Nike’s most iconic and bestselling sneakers and changed design elements by three percent or less to preserve the purity of the original silhouette.

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Reception: The sneaker was extremely well-received and sold old immediately on all platforms. Prior to their public release to US and European markets, Virgil distributed customized pairs to celebrity athletes, musicians and designers. These exclusive releases created enormous demand for the collection, which was formally released to European consumers on November 9th via online raffle and to North American consumers on November 20th via Nike’s SNKRS app.

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Creation Process: “The Ten” Nike shoes were deconstructed and redesigned by Virgil Abloh throughout early 2017, however the collaboration between the two brands was not officially confirmed until late August. The design process involved Abloh taking each individual shoe and breaking it down with an X-ACTO knife to remove and alter key elements. Abloh maintained the foundational silhouette of each shoe but added small fabrics and panels and relocated parts, paying particular attention to the stitching and tongues of the shoes.

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Themes represented in “The Ten”: The 10 shoes are divided into two themes. The first, “REVEALING,” is designed to look accessible: hand-cut, open-source and reconstructed. “REVEALING” uncovers the emotional details of each icon, offering a deconstructed, assembly-line feel that examines their past, present, and future. It includes the Air Jordan I, Nike Air Max 90, Nike Air Presto, Nike Air VaporMax and Nike Blazer Mid. The second, “GHOSTING,” was designed with translucent uppers to further the idea of revealing and unite the second set of silhouettes through common material. “GHOSTING” uses a transparent outer layer to create a seamless effect, blurring the lines that make us think we know a shoe, stripping away elements to find a baseline. It includes the Converse Chuck Taylor, Nike Zoom Fly SP, Nike Air Force 1 Low, Nike React Hyperdunk 2017 and Nike Air Max 97.

●	Scarcity: Unlike other Nike models, the sneakers in Series Collection Drop 002 are designs that haven’t been restocked since the collaboration came to an end in late 2018.

●	Condition: All the sneakers in Series Collection Drop 002 are deadstock (never worn), and come with their original boxes and accessories.

Specifications

●	Brand: Nike

●	Condition: Deadstock with Original Box

●	Year Purchased: 2019

●	Designer: Virgil Abloh

Asset	Size	Colorway	Release Date	Purchased From	Purchased For
Air Max 90	11	Sail/White -Muslin	November 9, 2017	Stadium Goods	$1,549
Air Max 97 OG	10	White/Cone-Ice Blue	November 9, 2017	Private Collector	$1,300
Hyperdunk 2017	10	White/White-White	November 9, 2017	Flight Club	$1,100
Air Vapormax FK	10	Black/White-Clear	November 9, 2017	Stadium Goods	$2,500
Air Presto	11	Black/Black -Muslin	November 9, 2017	Stadium Goods	$2,300
Zoom Fly	10.5	White/White-Muslin	November 9, 2017	Stadium Goods	$1,100
Air Force 1 Low	10.5	White/White-Sail	November 9, 2017	Stadium Goods	$1,499
Blazer Mid	10	White/Black-Muslin	November 9, 2017	Private Collector	$1,900
Air Jordan 1	11	White/Black - Red “Chicago”	November 9, 2017	Stadium Goods	$3,900
Chuck 70 Hi	10	Clear/White/White	May 8, 2018	Stadium Goods	$1,250

The Sneakers

Air Max 90

The Air Max 90 was remodeled by using different fabrics on the lower, middle and upper sections of the shoe. Initially released in the sail/white-muslin colorway, the sneaker was later released in “Black” and “Desert Ore” colorways.

Air Max 97 OG

This Air Max 97 OG was reinvented by Virgil twenty years after the release of the original silhouette in 1997. The shoe features a white/cone-ice blue colorway with a remodeled tongue and a Nike tag with ‘AIR’ in bold black writing along the midsole. It was later released in “Menta”, black, and Serena Williams’ “Queen” colorways.

Hyperdunk 2017

The React Hyperdunk is a Nike basketball shoe. It was reconstructed with a translucent strap over the shoe and disfigured tongue. The shoe featured ’FOAM’ in bold black writing along the midsole of the shoe. The shoes were debuted in public during the season opening NBA game by Golden State Warrior Draymond Green in October 2017.

Air Vapormax FK

A recent addition to the Nike brand, the Air VaporMax was redesigned in a black colorway with a beige colored upper sole and ‘AIR’ along the air bubbles on the outside of the shoe. The shoe included a distressed tongue similar to other sneakers in “The Ten”. It was later released in all-black and all-white colorways.

Air Presto

The Air Presto was completely remodeled and had many of its key elements placed in different locations on the shoe. It also included the addition of a back strap for support and an additional tongue on top of the original. The shoe was later released in all-white and all-black colorways.

Zoom Fly

The Zoom Fly was deconstructed but maintained the majority of its key elements and structure. It was designed in a white/white-muslin colorway but included a translucent midsection and an orange undertone as well as the words ‘FOAM’ in bold black writing along the midsole. This shoe was later released in black and “Tulip” pink colorways.

Air Force 1 Low

Virgil’s take on the Air Force 1 kept its original form and features, with the deconstruction occurring on the tongue and laces. Abloh removed the signature Nike tick logo that is placed on the inner and outer section of the shoe and added thick, noticeable stitching. It was originally released in this White/White-Sail colorway but was later re-released in all volt, all black and MOMA colorways.

Blazer Mid

The Blazer Mid was remodeled by moving the swoosh logo lower, deconstructing the tongue and adding and adding an orange tag that appears throughout “The Ten”. It was later released in Serena Williams’ custom “Queen” colorway as well as “All Hallows Eve” and “Grim Reaper” colorways which were known as the Halloween pack.

Air Jordan 1

Abloh’s Air Jordan 1 design is largely considered the flagship of the pack. Not only does the Air Jordan 1 carry the highest price tag of the “The Ten” on the resale market, it also won the “Shoe of the Year” award in 2017. The shoe features “AIR” typography on the midsole, as well as an orange hit on the heel, which seems to imitate a price sticker. The lateral Swoosh also appears to be pinned to the upper instead of fully stitched. Abloh penned individual slogans like “AIR FLACKO” for A$AP Rocky and “AIR CANADA” for Drake on the midsole of pairs gifted to celebrity friends. For two years in a row, Abloh wore his Air Jordan 1 designs to the Met Gala in New York City, rocking this “Chicago” colorway in 2017 before wearing the “UNC” colorway in 2018. Virgil’s take on the Air Jordan 1 has been re-released in an all-white colorway as well as the “UNC” colorway.

Chuck 70 Hi

Nike’s ownership of Converse allowed Abloh to redesign the iconic Chuck Taylor All Star. He added a clear midsection and ‘LEFT’ and ‘RIGHT’ in bold black letters placed at the top of the respective sides of the shoes. The shoe featured ‘VULCANIZED’ in bold black writing along the midsole of the shoe. This release was delayed to May 8th, 2018 and was the last of “The Ten” to release. It was later released in a white colorway with a striped midsole.

The Brand

Nike, Inc. is an American multinational corporation founded in 1964 by Bill Bowerman and Phil Knight that is engaged in the design, development, manufacturing, and worldwide marketing and sales of footwear, apparel, equipment, accessories, and services. The company is headquartered in Beaverton, Oregon and is considered the world’s largest supplier of athletic shoes and apparel as well as a major manufacturer of sports equipment.

Beginning in the 1980s, various items of Nike clothing became staples of mainstream American youth fashion and culture, especially tracksuits, shell suits, baseball caps, Air Jordans, Air Force 1’s, and Air Max running shoes. Today, the brand has become a staple in the streetwear and hypebeast communities featuring collaborations with Off-White, Supreme, KAWS, Travis Scott, among others. The company competes with adidas, ASICS, Li Ning, lululemon athletica, Puma, V.F. Corporation and Under Armour.

The Designer

American designer, DJ and entrepreneur Virgil Abloh came to prominence as Kanye West’s creative director but has since made waves in the fashion world with his luxury streetwear label, Off-White, and appointment as artistic director of menswear at Louis Vuitton in March 2018.

An influential designer, Virgil began his career at an architecture firm after earning a bachelor’s degree in civil engineering and a Master’s in Architecture. The designer’s foray into fashion began with an internship at Fendi in 2009, where he would initiate a collaborative relationship with fellow intern Kanye West. Shortly after founding RSVP Gallery, an art gallery and menswear boutique in Chicago, Virgil joined Kanye West’s creative agency Donda as creative director, overseeing projects like stage shows and concert merchandise. West also asked the designer to serve as the artistic director for the 2011 Jay-Z/Kanye West album Watch the Throne. In 2012, Abloh launched his first fashion project, Pyrex Vision, which provided an early look at Virgil’s knack for reinventing. Virgil screen-printed the word Pyrex and the number 23 (an homage to his childhood hero, Michael Jordan) onto deadstock Ralph Lauren flannel shirts, selling customized pieces he had originally purchased for $40 at prices upwards of $550.

In 2013, Abloh closed Pyrex and founded Off-White, a multi-platform creative endeavor based in Milan. At Off-White, he began combining ideas of streetwear, luxury, art, music, and travel, defining the brand simply as, “the gray area between black and white as the color Off-White.” From the get-go, hovering quotation marks become Abloh’s signature. The Milan-based brand was picked up by Barneys and Colette, and was worn by the likes of Jay-Z, ASAP Rocky, Rihanna and Beyoncé. In 2015, Off-White was an LVMH Prize finalist. Two years later, Off-White attracted the attention of Nike and Virgil was commissioned to re-create 10 of Nike’s iconic silhouettes in a work-in-progress style, each adorned with a safety tag around the laces. The limited release left the sneaker market hungry for more, and Abloh hosted panels and workshops with Nike and additional releases throughout the year.

In 2018, Virgil was named the artistic director of Louis Vuitton’s menswear collections, becoming the first American of African descent to be named artistic director at a French luxury fashion house. He also started performing as a DJ more frequently, making appearances at major festivals such as Lollapalooza. Today, Virgil Abloh’s artworks are primed for an exhibition at the Museum of Contemporary Art in Chicago, and he continues to work on collaborations with brands such as Ikea.

Market Assessment

The collectible sneaker resale industry is currently an estimated $2 billion market in the U.S. and $6 billion globally, and it is projected to triple by 2025 according to a report by Cowen and Company. The same report also states that “sneakers are now an emerging alternative asset class that 1) earns illiquidity premiums; 2) provides diversification - non-correlated with traditional asset classes; and 3) earns favorable risk reward characteristics.”

Market demand for collectible sneakers is highly contingent on retailers’ decisions to restock sneakers or release similar editions. Since the original 10, Off-White has collaborated with Nike on an additional 29 sneakers. These additional drops, which continue to generate high demand, are not likely to impede on price appreciation for the original 10 sneakers. All pairs of “The Ten” have seen price appreciation since their release, even in the face of ongoing collaboration between Off-White and Nike. Rather than detract from the value of the original 10, believe the ongoing releases help keep off-white relevant as each new pair can trace its inspiration to the original 10.

Condition Report

The sneakers are deadstock, meaning that they have never been worn and are in excellent condition with their original boxes and accessories. We purchased these sneakers from Stadium Goods and Flight Club, two well-known sneaker retailers, who believe the sneakers to be authentic. We also purchased two pairs from private collectors, which were inspected and authenticated by Round Two and Always Legit. We included third-party opinions to validate their authenticity. They certify that to the best of his knowledge these sneakers are all authentic.

Ownership and Pricing History

We purchased the sneakers from a variety of online marketplaces including Stadium Goods, Flight Club, and from private collectors. The specific pricing history of these pairs are unknown, however there are data points on StockX for sales of these sneakers across a variety of sizes that are close to our purchase price.

Insurance

Otis is working with insurance broker, DeWitt Stern. Otis’ carrier is Aspen American Insurance Company. Otis insures all assets both during transport and during storage.

Storage

We currently lease space in a purpose built, secure, temperature-controlled storage facility in New York for the purposes of storing the Series Collection Drop 002 Asset in a highly controlled environment, other than when it is being utilized for marketing or similar purposes.

Depreciation

We treat art and collectible assets as collectible and therefore we will not depreciate or amortize the Series Collection Drop 002 Asset going forward. We may depreciate or amortize any hardware or other equipment used in connection with the display or maintenance of the Series Collection Drop 001 Asset.

The Series Collection Drop 003 Asset

The discussions contained in this offering circular relating to “Giant Size X-Men #1”, the Series Collection Drop 003 Asset and the comic industry are taken from third-party sources that we believe to be reliable and we believe that the information from such sources contained herein regarding the Series Collection Drop 003 Asset and the comic industry is reasonable, and that the factual information therein is fair and accurate.

Summary Overview

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First Appearance of the new X-Men (Colossus, Storm, Nightcrawler, Thunderbird): The most valuable comic books in the world are valuable because they contain first appearances of key characters. Our comic features the first appearance of new X-Men, including Colossus, Storm, Nightcrawler, Thunderbird; a second appearance of Wolverine and the first Wolverine in the X-Men team. This iteration of the X-Men team is the most well-known in modern pop culture.

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Quality Asset graded by CGC: Our comic is a 9.8 CGC graded Giant-Sized X-Men #1 (168 in the world), the highest available grade. The book is in Mint / Near Mint condition with White / Off-White pages. The book was purchased from a private comic collector.

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Culturally Significant Bronze Age Grail: Giant-Sized X-Men #1 is consistently ranked a top comic of the Bronze age in comic book blogs and is universally acknowledged as a Bronze Age “grail”. Stan Lee’s recent passing has relaunched the cultural relevance of Bronze Age comics back into pop culture.

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High Frequency of Sales Demonstrates Demand: Despite its price tag, Giant-Size X-Men #1 is among the top 15 most actively sold comic books from the Bronze Age. Notably, Giant-Size X-Men #1 is priced ~ 12x higher than many of the other comics of comparable activity on this list, which demonstrates the strong demand for the comic despite its higher price tag.

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Comic Industry Trends: The comic book market is bolstered by continued superhero remakes. Since 2000, there have been 12 X-Men films, bringing in a total of more than $6B in global revenue. Additionally, Disney’s acquisition of Twenty First Century Fox brings in new opportunities; Marvel Studios will finally have the rights to the entirety of the X-Men universe. On November 15, 2019, Marvel added 5 new movies to its calendar. Speculation amongst enthusiasts suggests that at least one of the movies will involve the X-Men being formally introduced to the MCU universe. Back in the comic world, during October of 2019, Marvel announced the Dawn of X, the first wave six distinct on-going titles that will reintroduce the X-Men series.

Specifications

Title	Giant-Size X-Men #1
Publisher	Marvel
Creation Date	December 1, 1974
Age	Bronze Age
CGC Rating	9.8
Page Color	Off-White / White
Key Issue	1st appearance of Colossus, Storm, Nightcrawler, Thunderbird, 1st appearance of new X-Men, 1st appearance of Wolverine in X-Men team.
Purchased From	Private Collector
Purchased For	$13,500
Year Purchased	2019

The Comic

The underlying asset of Series Collection Drop 003 is fully titled “Giant-Size X-Men, Second Genesis” and is the first appearance of. The story opens in medias res, with Professor X recruiting a new team of X-Men, to rescue the original X-Men (Marvel Girl, Iceman and Angel, plus X-Men recruits Havok and Polaris), who had disappeared on a mission to the island of Krakoa, with only their leader Cyclops escaping. The new team consists of Sunfire and Banshee, who had been introduced in earlier X-Men comics; Wolverine, who had made his first appearance in The Incredible Hulk #181 (Oct. 1974); and the newly created Storm, Nightcrawler, Colossus, and Thunderbird. These members are gathered from all over the world, and Professor X uses his telepathic powers to teach them all English so that they can communicate with each other.

The team soon learns that Krakoa is not just an island, but a giant mutant as well. Despite a number of personality clashes among the individual members, the new team succeeds in rescuing the old X-Men as well as destroying the island by shooting it into outer space with Polaris’ power. The issue ends by posing the question of the future of a 13-member X-Men team.

The comic is from the Bronze Age, which is an informal name for a period in the history of American superhero comic books usually said to run from 1970 to 1985 that followed the Silver Age of comics from 1956 to 1975. It was written by Len Wein, an American comic book writer and editor best known for his creation of the Wolverine and his work on the X-Men series.

Market Assessment

We believe that the market for vintage collectible comic books will grow, buoyed by increasing accessibility and transparency as well as by the popularization of superhero movies by the likes of Disney and 21st Century Fox. We believe that our underlying asset, “Giant-Size X-Men #1”, is positioned to benefit from this trend. As the first appearance of Colossus, Storm, Nightcrawler, Thunderbird, and the introduction of the Wolverine to the X-Men team, this comic is a key collector’s edition. We believe that our underlying asset is a Bronze Age grail, especially at the 9.8 CGC grade, which is the highest available grade of this comic book in circulation.

As of November 25th, 2019, Giant-Size X-Men #1 was one of the top 15 most actively traded Bronze Age comics according to GoCollect.

Condition Report

The Series Collection Drop 003 asset is a 9.8 Certified Guaranty Company (CGC) graded comic book with Universal label, which means it is in the Near Mint / Mint condition. It is the highest grade in circulation. There are 168 Universal CGC graded 9.8 books of “Giant-Size X-Men #1”. The book is in excellent condition and preserved in a CGC plastic holder with tamper-evident seal.

Ownership and Pricing History

We purchased the Series Collection Drop 003 asset from a private comic collector based in San Diego. Pricing history for the asset comes from GoCollect and GP Analysis, both of which aggregate comic book sales data from ComicLink, ComicConnect, eBay, Heritage Auctions, among other dealers. The below lists average annual sales of the CGC graded 9.8 “Giant-Size X-Men #1” comic.

Source: Historical sale prices for 9.8 CGC grade Giant-Size X-Men #1 comics sourced from GoCollect and GPAnalysis sale databases.

Year	Average Sale Price
2019	$12,298
2018	$10,205
2017	$6,860
2016	$5,800

Insurance

We are working with insurance broker, DeWitt Stern, and our carrier is Aspen American Insurance Company. We insure all assets both during transport and during storage.

Storage

We currently lease space in a purpose built, secure, temperature-controlled storage facility in New York for the purposes of storing the Series Collection Drop 003 Asset in a highly controlled environment, other than when it is being utilized for marketing or similar purposes.

Depreciation

We treat art and collectible assets as collectible and therefore we will not depreciate or amortize the Series Collection Drop 003 Asset going forward. We may depreciate or amortize any hardware or other equipment used in connection with the display or maintenance of the Asset.

DESCRIPTION OF BUSINESS

Overview

We believe that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high and quality access has been limited to a tiny fraction of our global economy. We believe that those who do have access to top quality alternative investments are faced with a lack of transparency, operational overhead, and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.

The Otis Platform is our proposed solution to this problem. We plan to create a marketplace for investment grade art and collectibles and to expand our asset classes into other alternative asset classes such as real estate, wine, precious metals, and culture (movies, music royalties, etc.), through one or more affiliated issuers. Our goal is to unlock every type of alternative asset and give investors true uncorrelated, diversification.

We plan to target the acquisition of underlying assets ranging in price anywhere from $25,000 to $50,000,000. Some assets may also be below this range. Our mission is to democratize wealth accumulation by providing access, liquidity and transparency.

Market Opportunity

We believe the overall macroeconomic environment remains favorable for high performing alternative asset classes, including art and collectibles. Interest rates are expected to remain moderate (albeit rising) across most developed economies and returns in traditional asset classes such as stocks and investment grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which will continue to make these a more permanent component of investment strategies broadly.

Art

According to The Art Market Report 2019 by Art Basel and UBS, the size of the global art market in 2018 was roughly under $67.4 billion, up 6% year-on-year. This second year of positive growth has advanced sales 9% from 2008-2018. Additionally, the 2019 Knight Frank Wealth Report noted that art as a category appreciated 9% in the last 12 months, and 158% in the last 10 years. Despite its size, the art market is complex and often misunderstood due to its opaque nature. Unlike traditional asset classes such as equities or fixed income, there is a lack of transparency due to the limited publicly available data. The market is made and largely executed through private transactions, making it difficult for outsiders to gain insight. We believe there is an opportunity to use our platform to make the market more liquid and transparent for investors of all means and backgrounds. We expect the art market to grow and present unique opportunities moving forward as a result of demand stemming from investors looking for an uncorrelated alternative asset class, an increase in global wealth, and the shifting tastes of millennial art collectors.

Additionally, we believe that there is an opportunity to capture the shifting tastes of millennial art collectors. The 2018 U.S. Trust Insights on Wealth and Worth survey on wealthy household’s found that millennials are the fastest growing segment of art collectors, up 8% year-over-year and comprising 36% of total respondents. What makes this generation of collectors different is that they are driven by the role art collecting plays in leveraging future wealth (33% versus 16% of all collectors) and as an asset that can be sold for a quick profit (35% versus 13%). The study also showed the biggest uptick in online art buying among millennials, up 9% to 78%. This is compared to men (42%) and women (36%) who purchased art online in 2018. We believe are well positioned to benefit from these shifts in millennial collecting.

In the Sotheby’s 2019 investor presentation, Post-War and Contemporary art was the largest sector of the art market in 2018, accounting for 47% by volume and 50% by value. According to the 2018 Artprice’s The Contemporary Art Market Report, the contemporary art market ended with a third consecutive period of growth (ending in June 2018). Global auction turnover rose by 19% reaching $1.9 billion (a 1,744% increase from $103 million in 2000/2001), the volume of transactions grew by 17% with 66,850 lots sold (5.5 times increase since 2000/2001), the global unsold rate remained stable at 39% and the price index of contemporary art increased by 18.5%. The increases in the market’s three main indicators (average increase of ~+18%) suggest a growing but balanced growth of contemporary art sales.

Sneakers

According to a recent research report by Cowen Equity Research, the U.S. sneaker market is currently valued at $21.2 billion, and the overall global sneaker market is nearing $100 billion. In a separate report published by Grand View Research in April 2018, the global athletic footwear market size is expected to reach $95 billion by 2025 with a compound annual growth rate of 5.1% from 2015-2025. Sneaker resale is now estimated to be a $2 billion market, according to Cowen & Co estimates. It is projected to triple over the next several years, reaching more than $6 billion by 2025.

A few causes can be attributed to the global popularization of the sneaker resale market. Most notably, brands generate artificial scarcity by keeping supply far below demand through limited edition drops. This hype has been boosted by celebrity-driven endorsement culture and more collaborations with celebrities, artists, high fashion designers and tastemakers to produce limited edition sneakers to the public. A select few examples of collaborations between shoe companies and tastemakers include Jordan 4 Retro KAWS Black, ‘The Ten’ by Virgil Abloh / Off-White, Travis Scott x Air Jordan 4 Cactus Jack, adidas x Pharrell Williams blue Human Body NMD, among countless others. While some of these shoes may retail in the $100-$200 range, they just as easily appear on the secondary market at a 100x multiple. As an example, the Nike Dunk SB Low Staple “NYC Pigeon” originally retailed in Nike stores for $200 and was last sold on StockX for $11,500 on October 9, 2018. This growth in the sneaker market may also be attributed to the rise of streetwear as well as the rise of the “Hypebeast” community in mainstream culture. Strengthened by increased artistic collaborations as well as promotions by influencers and celebrities, the rise of streetwear is further propelled by social media and pop culture. This greater exposure to streetwear and the Hypebeast community through these digital channels has led to increased adoption into the mainstream, especially by an increasingly digitally native consumer. With the rise of streetwear and Hypebeast culture, the “sneakerhead” community has grown immensely, growing the #sneakerhead hashtag to over 17 million posts on Instagram.

Streetwear and Supreme

Streetwear is a growing market. In a 2018 report, Bain & Company again highlighted streetwear as a growth driver for the luxury sector. And, according to the inaugural “Streetwear Impact Report - 001” published by Hypebeast and PwC, over 78% of 3,200 respondents voted for Supreme as the brand that represents streetwear the most. Supreme was followed by Nike, Off-White, Adidas, BAPE, and Stussy. According to the 2019 True Luxury Global Consumer Insights report published by BCG and Altagamma, the top two key trends in the luxury global consumer market were collaborations and buying second-hand. The value of collaborations reached 90% awareness amongst buyers driven by Millennials and Gen Z-ers and the top purchased collaboration overall was Supreme x Louis Vuitton.

The Supreme brand caters to youth “Hypebeast” culture, specifically skate culture, hip hop culture, and rock cultures. Since its inception, Supreme has morphed from a bricks and mortar hangout for downtown skate kids to a cult global brand whose eclectic output rivals that of some of the world’s most elite fashion brands. The company functions by making limited amounts of product and “drops” them at designated times of the year generating buzz, hype and exclusivity around the brand. They are perhaps best known for their wide reaching and prolific original collaborations with iconic fashion brands such as Nike SB, Vans, Air Jordans, among others. Beyond their retail collaborations, the brand collaborates with a diverse and expansive range of edgy musicians and artists.

Watches

Within the luxury category, watches are an established segment with a demonstrated track record of performance over time. The 2019 edition of the Knight Frank Wealth Report indicates that watches rank #3 globally in the top 5 most collected investments of passion. The same report notes the 12-month change in asset value for watches as a category as 5%, and the 10-year change in asset value for watches as a category as 73%. Watches have also been one of the least volatile categories within the luxury segment, demonstrating a sub-5% asset price volatility over a 10-year historical period. Key variables affecting the value of watches include scarcity and condition, with celebrity provenance or unique features commanding an additional premium.

Comics

The comic book industry flourished within the pop culture arena of the 1930s due to the popularity of superhero characters such as Superman, Batman, and Captain Marvel. Since the 1960s, two publishers have primarily dominated the American comic book industry: Marvel Comics, the publisher of comics featuring Spider-Man, X-Men, and Fantastic Four, and DC Comics, which publishes comics featuring Superman, Batman, and Wonder Woman. According to a joint report by Comichron and ICv2, the comic book market reached a height of $1.1 billion in 2018, up $80 million from the previous year.

Comics are a unique collectibles category because of the large amounts of data available on pricing, quantity and condition of certain vintage comic books. The industry is heavily tracked by databases including Comics Price Guide, GoCollect, or GPAnalysis, all of which provide information on fair market value, scarcity, and quality. The increased popularity of online auctioning services like eBay or Heritage Auctions for buying and selling comic books has similarly greatly increased the visibility of actual comic book sale prices, leading to improved price guide accuracy, particularly for online price guides.

As such, we believe the collectible vintage comic books market will grow from its accessibility and transparency. Comic book collectors collect for several possible reasons, including appreciation, nostalgia, financial profit, and completion of the collection. Macro trends exist today that may fuel the popularity of comic books. One trend is the steady remakes of Marvel comics including Black Panther, The Avengers, Captain Marvel, among others, into blockbuster movies. Further, The Walt Disney Company’s acquisition of Twenty First Century Fox brings in unique opportunities for Fox characters like X-Men, Deadpool and Fantastic Four to now be absorbed into the Marvel universe, which would further fuel the popularization of traditional comic book characters.

We believe that the opportunity for vintage comic books remains strong and the overall macroeconomic environment remains favorable for high performing alternative asset classes, including art and collectibles. Interest rates are expected to remain moderate (albeit rising) across most developed economies and returns in traditional asset classes such as stocks and investment grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which will continue to make these a more permanent component of investment strategies broadly.

Luxury Handbags

A market research study by Technavio cited by Businesswire indicates that the luxury handbag market is expected to grow at a compounded annual growth rate of 7% between 2019-23, driven by an increase in fashion-conscious consumers and celebrity influence on purchasing decisions. Within the industry, we are currently focused on Hermes Birkin Bags. Barron’s cites a study by Baghunter, which finds that Birkin bags had an average annual appreciation of 14.2% between 1980-2015. The study also finds that the value of Birkin bags has never depreciated, as cited by Business Insider. The greatest annual price appreciation was 25% (2001), and the lowest was 2.1% (1986).

Our Business

An investment in a series of our company represents an investment in that particular series and thus indirectly in the underlying asset related to such series and do not represent an investment in our company or our manager generally. We do not anticipate that any series will own any assets other than the assets related to that series described under “The Underlying Assets.”  However, we expect that the operations of our company, including the issuance of additional series of interests and their acquisition of additional assets, will benefit investors by enabling each series to benefit from economies of scale.

We anticipate that our core competency will be the identification, acquisition, marketing and management of investment grade art and other collectibles for the benefit of the investors. The Otis Platform aims to provide:

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investors with access to alternative assets for investment, portfolio diversification and secondary market liquidity for their interests (although a secondary market does not currently exist and there can be no guarantee that a secondary market will ever develop or that appropriate registrations to permit such secondary trading will ever be obtained);

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asset sellers with greater market transparency and insights, lower transaction costs, increased liquidity, a seamless and convenient sale process, portfolio diversification and the ability to retain minority equity positions in assets via the retention of equity interests in offerings conducted through the Otis Platform; and

●	all Otis Platform users with a premium, highly curated, engaging experience.

All Otis Platform users and others are provided with opportunities to engage with the art and collectibles in our collection through a diverse set of tangible interactions with assets on the platform and unique collective ownership experiences.

Our objective is to become the leading marketplace for investing in art, collectibles and other alternative assets and, through the Otis Platform, to provide investors with financial returns commensurate with returns in the art, collectibles and other alternative assets industries, to provide experiential and social benefits comparable to those of a world-class collector, and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for investors.

Our Manager

The operating agreement designates our manager as the managing member of our company.  Our manager will generally not be entitled to vote on matters submitted to the holders of our interests.  Our manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as manager.

The operating agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company, any series of interests or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the operating agreement provides that our manager will not have any duty (including any fiduciary duty) to our company, any series or any of the interest holders.

In the event our manager resigns as managing member of our company, the holders of a majority of all interests of our company may elect a successor managing member. Holders of interests in each series have the right to remove our manager as manager of our company, by a vote of two-thirds of the holders of all interests in each series (excluding our manager), in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series or our company. If so convicted, our manager shall call a meeting of all of the holders of every series of interests within 30 calendar days of such non-appealable judgment at which the holders may vote to remove our manager as manager of our company and each series. If our manager fails to call such a meeting, any interest holder will have the authority to call such a meeting. In the event of its removal, our manager shall be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve our company (and therefore each series), the liquidation provisions of the operating agreement shall apply (as described in “Securities Being Offered—Liquidation Rights”). In the event our manager is removed as manager of our company, it shall also immediately cease to be manager of each series.

See “Directors, Executive Officers and Significant Employees” for additional information regarding our manager.

Affiliated Issuers

As previously noted, the Otis Platform may involve one or more affiliated issuers. We acknowledge that the $50 million annual limit for offerings under Rule 251(a)(2) (Tier 2) of Regulation A will be aggregated between any affiliated issuers with substantially similar business plans and have not adopted this structure to avoid such limit. We and our manager do not believe there to be a difference in the assets we are acquiring and holding versus those being acquired and held by an affiliated issuer, Otis Gallery LLC (which we refer to as our affiliate), for which our manager is also the manager. The assets being acquired and held by both are as previously described, and, as previously noted, an investment in a series of our company or in a series of our affiliate represents an investment in that particular series and thus indirectly in the underlying asset related to such series and does not represent an investment in our company, our affiliate or our manager generally. See “Risk Factors.” Therefore, we believe there to be no risks or benefits of investing in the different offerings related solely to the existence of affiliated issuers and no material differences between the affiliated issuers.

Advisory Board

Our manager intends to assemble an expert network of advisors with experience in relevant industries to serve on the Advisory Board to assist our manager in identifying and acquiring the art, collectibles and other alternative assets, to assist our asset manager in managing the underlying assets and to advise our manager and certain other matters associated with our business and the various series.

The members of the Advisory Board will not be managers or officers of our company or any series and will not have any fiduciary or other duties to the interest holders of any series.

Operating Expenses

Each series will be responsible for the following costs and expenses attributable to the activities of our company related to such series (we refer to these as Operating Expenses):

●
any and all fees, costs and expenses incurred in connection with the management of our underlying assets, including import taxes, income taxes, storage (including property rental fees should our manager decide to rent a property to store a number of underlying assets), security, valuation, custodial, marketing and utilization of the underlying assets;

●
any fees, costs and expenses incurred in connection with preparing any reports and accounts of each series, including any blue sky filings required in order for a series to be made available to investors in certain states and any annual audit of the accounts of such series (if applicable) and any reports to be filed with the Commission;

●	any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of our manager or asset manager, in connection with the underlying assets;

●	any withholding or transfer taxes imposed on our company or a series or any interest holders as a result of its or their earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of our company or a series or incurred in connection with compliance with applicable regulatory requirements;

●
any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or our asset manager in connection with the affairs of our company or a series;

●	the fees and expenses of any administrator, if any, engaged to provide administrative services to our company or a series;

●	all custodial fees, costs and expenses in connection with the holding of an underlying asset;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by our managing member in connection with a series;

●	the cost of the audit of the annual financial statements of our company or a series and the preparation of tax returns and circulation of reports to interest holders;

●	any indemnification payments;

●	the fees and expenses of counsel to our company or a series in connection with advice directly relating to its legal affairs;

●
the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by our managing member in connection with the operations of our company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by our managing member in its reasonable discretion.

Our manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the initial closing of each offering. Our manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent (other than for storage of the underlying assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the underlying assets).

If the Operating Expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any Operating Expense reserves on the balance sheet of such underlying asset, our manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which our manager may impose a reasonable rate of interest, and be entitled to the Operating Expenses Reimbursement Obligations, and/or (c) cause additional interests to be issued in the such series in order to cover such additional amounts.

Indemnification of our Manager

The operating agreement provides that none of our manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our manager, members of the Advisory Board, nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company or such series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Description of the Asset Management Agreement

Each series will appoint our manager to serve as asset manager to manage the underlying assets related to such series pursuant to an asset management agreement. Except as set forth below and any guidance as may be established from time to time by our manager or the Advisory Board, our asset manager will have sole authority and complete discretion over the care, custody, maintenance and management of each underlying asset and to take any action that it deems necessary or desirable in connection therewith. Our asset manager will be authorized on behalf of each series to, among other things:

●	create the asset maintenance policies for each underlying asset in consultation with the Advisory Board and oversee compliance with such maintenance policies;

●	purchase and maintain insurance coverage for each underlying asset for the benefit of the series related to such asset;

●	engage third party independent contractors for the care, custody, maintenance and management of each underlying asset;

●	develop standards for the care of each underlying asset while in storage;

●	develop standards for the transportation and care of each underlying asset when outside of storage;

●	reasonably make all determinations regarding the calculation of fees, expenses and other amounts relating to each underlying asset paid by the asset manager;

●
deliver invoices to our manager for the payment of all fees and expenses incurred by the series in connection with the maintenance of its underlying asset and ensure delivery of payments to third parties for any such services; and

●	generally perform any other act necessary to carry out its obligations under the asset management agreement.

Our asset manager will be paid a Sourcing Fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such Sourcing Fee may be waived by our asset manager.

The asset management agreement will terminate on the earlier of: (i) one year after the date on which the relevant underlying assets have been liquidated and the obligations connected to the underlying assets (including, contingent obligations) have been terminated, (ii) the removal of our manager as managing member of the series related to such assets, (iii) upon notice by one party to the other party of a party’s material breach of the asset management agreement or (iv) such other date as agreed between the parties to the asset management agreement.

Each series will indemnify our asset manager and its affiliates, or any of their respective directors, members, stockholders, partners, officers, employees or controlling persons, against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which such person may become subject in connection with any matter arising out of or in connection with the asset management agreement, except to the extent that any such losses result solely from the acts or omissions of such person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such person’s fraud, willful misconduct or gross negligence.

Asset Selection

We will target a broad spectrum of assets to cater to a wide variety of demand. It is our objective to acquire a diverse collection of top tier contemporary art and collectibles sourced directly from living, mid-career artists as well as art collectors. We will pursue investments opportunistically whenever we can leverage our industry-specific knowledge, unique sourcing angle or our relationships to bring compelling investment opportunities to investors. We aim to acquire only the highest of caliber assets and to appropriately maintain, monitor and manage the collection for continued value appreciation and to enable respectful enjoyment and utilization by the investors and potential lessees.

Sourcing. Through our network of artists, galleries, collectors, and our Advisory Board, we will build a pipeline of compelling opportunities in the contemporary art and collectibles market, with the intent of driving returns for investors who own the applicable asset. Our sourcing angle combined with our data-driven approach to the investment process will provide us with opportunities that will help us capture demand in the market for particular assets. Our data-driven approach will help us study and identify the latest trends in the market to find artists and pieces which we believe will resonate with millennial values. We will consider factors such as rarity, significance, historical prices, originality, value, condition, and social trends when deciding whether or not to acquire an asset. We look forward to maintaining an ongoing list of investment opportunities and a database of interesting market trends across the various assets categories that we track.

Due Diligence. We will consider the growth potential, historical significance, ownership history, past valuation of the asset and comparable assets. Our diligence process will include a review of public auction data, opinions from art advisors in our network, precedent and comparable transactions, among other metrics. The diligence process will be a part of a memo that will be put together for investment review.

Investment Review. We will establish an investment committee (panel of experts, advisors, and independent members) to review the memo and vote to either approve or reject the assets. Regardless of the decision, the committee will draft a summary of their findings for internal record.

Asset Management. Once we acquire the asset, it will be insured and then transported and warehoused in a climate-controlled, highly secure location. During our hold period, we will monitor increases in market value and keep investors apprised any portfolio updates. We expect to loan the asset to museums or other interested parties (e.g., corporate offices/buildings) for fees that will then be distributed to investors.

Our asset selection criteria were established by our manager in consultation with members of our Advisory Board and are continually influenced by investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of our manager. Although we cannot guarantee positive investment returns on the assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s value appreciation potential. Our manager, along with our Advisory Board, will endeavor to only select assets with known ownership history, certificates of authenticity, pre-purchase inspections, and other related records. Our manager, along with our Advisory Board, also considers the condition of the assets, historical significance, ownership history and provenance, and the historical valuation of the specific asset or comparable assets. Our manager, together with the Advisory Board, will review asset selection criteria at least annually. Our manager will seek approval from the Advisory Board for any major deviations from these criteria.

Through our network and Advisory Board, we believe that we will be able to identify and acquire art and other collectibles of the highest quality with the intent of driving returns for investors in the series of interests that owns the applicable asset. Concurrently, through the Otis Platform, we aim to bring together a significantly larger number of potential buyers with asset sellers than traditional auction houses or dealers are able to achieve. Through this process, we believe we can source and syndicate assets more efficiently than the traditional markets and with significantly lower transaction and holding costs.

Asset Acquisition

From time to time, we or our affiliates may elect to acquire a work of art or collectible opportunistically prior to the offering process. In such cases, the proceeds from the associated offering, net of any Brokerage Fees, Offering Expenses or other Acquisition Expenses, will be used to reimburse us for the acquisition of the artwork or collectible or repay any loans made to our company, plus applicable interest, to acquire such artwork or collectible.

In the future, rather than pre-purchasing assets before the closing of an offering, we plan to negotiate with asset sellers for the exclusive right to market, for a period of time a piece of art or collectible on the Otis Platform to investors. We plan to achieve this by pre-negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement with an asset seller which would close simultaneously upon the closing of the offering of interests in the series associated with that piece of art or collectible. Then, upon closing a successful offering, the asset seller would be compensated with a combination of cash proceeds from the offering and, if elected, equity ownership in the series associated with the piece of art or collectible being sold (as negotiated in the asset purchase agreement for such asset) and title to the asset would be held by, or for the benefit of, the applicable series.

Asset Liquidity

We intend to hold and manage all of the assets marketed on the Otis Platform for an average of five to ten years. Liquidity for investors would be obtained by transferring their interests in a series (although a secondary market does not currently exist and there can be no guarantee that a secondary market for any series of interests will develop or that appropriate registrations to permit secondary trading will ever be obtained). However, should an offer to liquidate an entire asset materialize and be in the best interest of the investors, as determined by our asset manager, our asset manager together with the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset. Furthermore, should an asset become obsolete (e.g. lack investor demand for its interests) or suffer from a catastrophic event, our asset manager may choose to sell the asset. As a result of a sale under any circumstances, our asset manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the assets insurance contract) to the interest holders of the applicable series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the asset or of the series at that time).

Liquidity Platform

Overview

We are currently designing an interface on the Otis Platform, available through our mobile app, to enable investors to indicate interest in buying/selling their holdings (the “Liquidity Platform”). Prior to any launch of the Liquidity Platform, we would engage a third-party broker-dealer to which the Liquidity Platform would communicate indications of interest. Alternatively, we would associate with an ATS, which could be accessed through the Liquidity Platform. Any trades would be subject to restrictions under state and federal securities law and the transfer restrictions included in our operating agreement (see, “Securities Being Offered – Transfer Restrictions” below). The Liquidity Platform is not yet established, and there cannot be any assurance that it will be established.

Anticipated Liquidity Platform Process

We anticipate the Liquidity Platform would serve as the user interface through which interest holders and prospective secondary purchasers submit indications of interest to transfer or purchase interests in a series of our company. As such, the Liquidity Platform would function to deliver and display information to investors and the registered broker-dealer or ATS. All activity related to indications of interest, and the execution of transfers or purchases of interests on the Liquidity Platform, would be originated by the interest holders and prospective secondary purchasers. Neither our company, our manager, the asset manager, nor any affiliated issuer would make any recommendations regarding the purchase or sale of interests, have custody of any interests or consideration, or receive any compensation from the operations of the Liquidity Platform. When in place, we anticipate the transfer of interests would be accomplished through a sporadic auction process for isolated non-issuer transactions matched and executed by a third-party broker-dealer, or through an ATS.

An auction process accomplished sporadically through a third-party broker-dealer would occur during set time periods every 30 to 90 days (each, a “Trading Window”) in the, or substantially similar to, the following manner:

1.
Frequency of facilitation: We anticipate that a Trading Window may open for the interests of a particular series no more than once every 30 to 90 days. The duration of the Trading Window is generally expected to be from 9:00 a.m. Eastern Time to 4:30 p.m. Eastern Time, and each Trading Window is expected to remain open for one or two days during these hours. However, our manager, in its capacity as operator of the Liquidity Platform, may change that frequency and duration in consultation with the engaged broker-dealer.

2.
Indication of interest submission and aggregation: We anticipate that, during the hours of the Trading Window for the interests of a particular series, indications of interest to transfer or purchase interests may be submitted by interest holders and prospective secondary purchasers. Throughout the Trading Window, all indications of interest would be aggregated through the Liquidity Platform with respect to the interests in a particular series, and, at the end of the Trading Window, the market-clearing price at which the maximum number of interests of a given series would be transacted during that particular Trading Window would be determined (e.g., the price at which the maximum number of indications of interest to transfer and purchase overlap), to the extent such transfer is permitted by applicable law and the transfer restrictions detailed in our operating agreement.

3.
Indication of interest execution: We anticipate that, after the end of the Trading Window, each interest holder or prospective secondary purchaser that has a qualifying match would be notified through the Liquidity Platform and would be required to affirmatively confirm their desire to transact in their discretion at the market-clearing price. Upon confirmation by the interest holder or prospective secondary purchaser, the engaged broker-dealer would clear and close any transactions during a fixed period of time after the end of the Trading Window. Once executed, the appropriate information would be submitted back to the Liquidity Platform by the engaged broker-dealer and reflected for each interest holder.

An associated ATS would provide an electronic trading system that matches orders for buyers and sellers of interests. Since the Liquidity Platform is not yet established, there cannot be any assurance as to whether transfer of interests will be accomplished through sporadic broker-dealer auction process or an ATS.

Role of the Otis Platform

For the purposes of the Trading Windows described above (see “—Anticipated Liquidity Platform Process”), the Otis Platform will merely act as a user interface to deliver and display information to investors and the engaged broker-dealer. For the avoidance of doubt, all transfers of cash and/or securities will be performed by the engaged broker-dealer or another appropriately-licensed third party, at the direction of an investor, upon closing of a Trading Window.

Similarly, for the purposes of the trading accomplished via an ATS, the Otis Platform will merely act as a user interface to facilitate the functionality of said ATS.

Neither our company, our manager nor the asset manager will receive any compensation for their respective roles in the trading procedures unless and until our manager or one of its affiliates registers as a broker-dealer and/or an ATS.

Secondary Trading by our Manager

Our manager may act as a buyer and seller of interests in any given series during the above Trading Windows or through an ATS. Prior to our manager participating in any secondary purchases or sales through the Liquidity Platform, our manager intends to put in place internal procedures that (1) limit the participation of the manger to the period within 30 days after the filing of any annual report or semi-annual report required under Regulation A covering the respective series, and (2) prevent our manager from making any secondary purchases or sales when in possession of material, non-public information.

Employees

Our manager has 14 full-time employees and utilizes independent contractors and advisors to supplement its employee base. Our company does not have any employees.

Government Regulation

Regulation of the art and collectible industry varies from jurisdiction to jurisdiction and state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business, including dealer and sales licenses, and will be subject to local laws and regulations, including, but not limited to, import and export regulations, laws and regulations involving sales, use, value-added and other indirect taxes.

Claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities and could expose us or each series of interests to significant damages or other penalties.

Legal Proceedings

None of our company, any series, our manager, our asset manager or any director or executive officer of our manager is presently subject to any material legal proceedings.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from underlying assets and any indemnification payments made by our company will be allocated amongst the various interests in accordance with our manager’s allocation policy, a copy of which is available to investors upon written request to our manager. The allocation policy requires our manager to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series. If, however, an item is not allocable to a specific series but to our company in general, it will be allocated pro rata based on the value of underlying assets or the number of interests, as reasonably determined by our manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific underlying asset)
Revenue	Revenue from events and leasing opportunities for the asset	Allocable pro rata to the value of each underlying asset
	Asset sponsorship models	Allocable pro rata to the value of each underlying asset

Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Underwriting expense incurred outside of Brokerage Fees	Allocable pro rata to the number of underlying assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of underlying assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of underlying assets
	Compliance work including diligence related to the preparation of a series	Allocable pro rata to the number of underlying assets

Acquisition Expense	Transportation of underlying asset as at time of acquisition	Allocable pro rata to the number of underlying assets
	Insurance of underlying asset as at time of acquisition	Allocable pro rata to the value of each underlying asset
	Preparation of marketing materials	Allocable pro rata to the number of underlying assets
	Pre-purchase inspection	Allocable pro rata to the number of underlying assets
	Interest expense in the case an underlying asset was pre-purchased us prior to the closing of an offering through a loan	Allocable directly to the applicable underlying asset
	Storage	Allocable pro rata to the number of underlying assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of underlying assets
	Custodial fees	Allocable pro rata to the number of underlying assets

Operating	Appraisal and valuation fees	Allocable pro rata to the number of underlying assets
Expense	Marketing expenses in connection with any revenue generating event	Allocable pro rata to the value of each underlying asset
	Insurance	Allocable pro rata to the value of each underlying asset
	Maintenance	Allocable directly to the applicable underlying asset
	Transportation to any revenue generating event	Allocable pro rata to the number of underlying assets
	Ongoing reporting requirements (e.g. Reg A+ or Exchange Act reporting)	Allocable pro rata to the number of underlying assets
	Audit, accounting and bookkeeping related to the reporting requirements of the series	Allocable pro rata to the number of underlying assets
	Other revenue generating event related expenses (e.g., location, catering, facility management, film and photography crew)	Allocable pro rata to the value of each underlying asset

Indemnification Payments	Indemnification payments under the operating agreement	Allocable pro rata to the value of each underlying asset

Notwithstanding the foregoing, our manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to investors.

DESCRIPTION OF PROPERTY

Our manager currently leases space in a purpose built, secure, temperature-controlled storage facility in New York for the purposes of storing the underlying assets in a highly controlled environment, other than when they are being utilized for marketing or similar purposes. The monthly rent is $150 per month.

Our manager and asset manager are located at 335 Madison Ave, 16th Floor, New York, NY 10017.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Since its formation in October 2019, our company has been engaged primarily in acquiring a collection of investment grade art and collectibles, with loans from officers of our manager, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Emerging Growth Company

Upon the completion of our initial offering, we may elect to become a public reporting company under the Exchange Act. We will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three year period.

Operating Results

Revenues are generated at the series level. As of October 8, 2019, our inception date, no series has generated any revenues. Our underlying assets are not expected to generate any revenues until 2020.

We had no operating expenses as of October 8, 2019. Each series will be responsible for its own Operating Expenses, such as storage and insurance beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

As of October 8, 2019, none of our company or any series had any cash or cash equivalents and had no financial obligations.

On November 22, 2019, we acquired the Series Collection Drop 001 Asset from our manager in exchange for a note in the original principal amount of $14,000. This note bears interest at an annualized rate of 7.5% over a four month period, and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.4 hereto.

On November 25, 2019, we acquired the Series Collection Drop 002 Asset from our manager in exchange for a note in the original principal amount of $18,400. This note bears interest at an annualized rate of 7.5% over a four month period, and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.7 hereto.

On November 25, 2019, we acquired the Series Collection Drop 003 Asset from our manager in exchange for a note in the original principal amount of $13,500. This note bears interest at an annualized rate of 7.5% over a four month period, and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.10 hereto.

Each series will repay any loans plus accrued interest used to acquire its underlying asset with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase an underlying asset for another series.

Plan of Operations

No series of our company has commenced operations, is capitalized or has any assets or liabilities. We intend for each series to start operations at the time of the initial closing of each applicable offering. All assets and liabilities related to each underlying asset that have been incurred to date and will be incurred until the closing of each offering are the responsibility of our company or our manager and responsibility for any assets or liabilities related to each underlying asset will not transfer to the applicable series until such time as a closing has occurred.

We plan to launch approximately 10 to 20 additional offerings in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional investment grade art and other collectibles.

We also intend to develop revenue generating events (as described in “Description of Business—Our Business”), allowing investors to enjoy the collection of art and collectibles acquired by us through events, museums and other programs, which we anticipate will enable the underlying assets to generate revenue for the applicable series to distribute dividends on a semi-annual basis at the discretion of our manager. We do not anticipate generating enough revenues in fiscal year 2019 from any revenue generating event to distribute any dividends in fiscal year 2019. See “Description of Business—Operating Expenses” for additional information regarding the payment of Operating Expenses.

We believe that the proceeds from the offerings will satisfy our cash requirements for the next six months to implement the foregoing plan of operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Manager

Our company operates under the direction of our manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. Our manager has established a Board of Directors and will establish an Advisory Board that will make decisions with respect to all asset acquisitions, dispositions and maintenance schedules. Our manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. Our manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize the underlying assets at revenue generating events in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of the underlying asset or other series as the case may be.

We will follow guidelines adopted by our manager and implement policies set forth in the operating agreement unless otherwise modified by our manager. Our manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our manager may change our objectives at any time without approval of our interest holders. Our manager itself has no track record and is relying on the track record of its individual officers, directors and advisors.

Our manager performs its duties and responsibilities pursuant to the operating agreement. Our manager maintains a contractual, as opposed to a fiduciary relationship, with us and our interest holders. Furthermore, we have agreed to limit the liability of our manager and to indemnify our manager against certain liabilities.

The responsibilities of our manager include the following:

Asset Sourcing and Disposition Services

●	together with members of the Advisory Board, define and oversee the overall underlying asset sourcing and disposition strategy;

●
manage our asset sourcing activities including, creating the asset acquisition policy, organizing and evaluating due diligence for specific asset acquisition opportunities, and structuring partnerships with collectors, brokers and dealers who may provide opportunities to source quality assets;

●	negotiate and structure the terms and conditions of acquisitions of assets with asset sellers;

●	evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;

●	structure and negotiate the terms and conditions of transactions pursuant to which underlying assets may be sold or otherwise disposed;

Services in Connection with an Offering

●	create and manage all series of interests for offerings related to underlying assets on the Otis Platform;

●	develop offering materials, including the determination of its specific terms and structure and description of the underlying assets;

●
create and submit all necessary regulatory filings including, but not limited to, Commission filings and financial audits and coordinate with the broker of record, lawyers, accountants and escrow agents as necessary in such processes;

●	prepare all marketing materials related to offerings and obtain approval for such materials from the broker of record;

●	together with the broker of record, coordinate the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;

●	create and implement various technology services, transactional services, and electronic communications related to any offerings;

●	all other necessary offering related services;

Asset Monetization Services

●	create and manage all revenue generating events and determine participation in such programs by any underlying assets;

●	evaluate and enter into service provider contracts related to the operation of revenue generating events;

●	allocate revenues and costs related to revenue generating events to the appropriate series in accordance with our allocation policy;

●	approve potential joint ventures, limited partnerships and other such relationships with third parties related to asset monetization and revenue generating events;

Interest Holder Relationship Services

●	provide any appropriate updates related to underlying assets or offerings electronically or through the Otis Platform;

●	manage communications with interest holders, including answering e-mails, preparing and sending written and electronic reports and other communications;

●	establish technology infrastructure to assist in providing interest holder support and services;

●	determine our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time;

●	maintain Free Cash Flow funds in deposit accounts or investment accounts for the benefit of a series;

Administrative Services

●	manage and perform the various administrative functions necessary for our day-to-day operations;

●
provide financial and operational planning services and collection management functions including determination, administration and servicing of any Operating Expenses Reimbursement Obligation made to our company or any series by our manager to cover any Operating Expense shortfalls;

●	administer the potential issuance of additional interests to cover any potential Operating Expense shortfalls;

●
maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semi-annual financial statements;

●	maintain all appropriate books and records for our company and all the series of interests;

●	obtain and update market research and economic and statistical data in connection with the underlying assets and the general collectible market;

●	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provide all necessary cash management services;

●	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to interest holders or the transfer or re-sale of securities as may be permitted by law;

●	evaluate and obtain adequate insurance coverage for the underlying assets based upon risk management determinations;

●	provide timely updates related to the overall regulatory environment affecting our company, as well as managing compliance with regulatory matters;

●	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Directors, Executive Officers and Key Employees of our Manager

The following table sets forth the name and position of each of the current executive officers, directors and significant employees of our manager.

Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Michael Karnjanaprakorn	Chief Executive Officer, Director	37	October 2018	N/A
Albert Wenger	Director	52	February 2019	N/A
Dan Levitan	Director	62	November 2019	N/A

Michael Karnjanaprakorn. Mr. Karnjanaprakorn is a serial entrepreneur who has developed several successful tech platforms. In 2010, he co-founded Skillshare, an online learning community for creative professionals. He led the platform to 7M+ registered users with 25K+ classes. Prior to Skillshare, Mr. Karnjanaprakorn was an early employee at Behance, which was acquired by Adobe and Hot Potato, which was acquired by Facebook. Mr. Karnjanaprakorn graduated from the University of Virginia with a B.A. in Economics and the VCU Brandcenter with a M.S. in Advertising.

Albert Wenger. Mr. Wenger is a managing partner at Union Square Ventures, a New York City-based venture capital firm. Mr. Wenger joined Union Square Ventures as a Venture Partner in 2006 following the sale of Delicious to Yahoo in 2005, where he was President. He became a General Partner in 2008 and a Managing Partner in 2017. His notable investments include Etsy (IPO 2015), Twilio (IPO 2016) and MongoDB (IPO 2017). Mr. Wenger earned his PhD in Information Technology from MIT in 1999.

Dan Levitan. Mr. Levitan has over 25 years of collective experience in venture capital and investing, specializing in leading consumer and retail businesses. Eager to help innovative companies realize their full potential, Mr. Levitan launched Maveron, in 1998, with Howard Schultz, former CEO and Executive Chairman of Starbucks Coffee Company.

In his 20-year career at Maveron, Mr. Levitan has led many successful exits, including zulily (NASDAQ: ZU), Potbelly (NASDAQ: PBPB), Trupanion (NYSE: TRUP), Capella Education Company (NASDAQ: CPLA), eBay (NASDAQ: EBAY), and Shutterfly (NASDAQ: SFLY). He currently serves on the Board of Directors for Allbirds, Otis, PlutoVR, Pro.com, Spyce, Trupanion, and Two Chairs.

Mr. Levitan has been recognized by Forbes on its Midas List as one of the industry’s top technology investors. Mr. Levitan has also been named NASDAQ private company director of the year. Mr. Levitan graduated from Horace Mann School, received a BA magna cum laude from Duke University, and an MBA from Harvard Business School.

Directors are elected until their successors are duly elected and qualified.

There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director or nominee. There are no agreements or understandings for any executive officer or director to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●
had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Advisory Board

Responsibilities of the Advisory Board

The Advisory Board will support our company, our asset manager and our manager and consists of advisors to our manager. It is anticipated that the Advisory Board will review our relationship with, and the performance of, our manager, and generally approve the terms of any material or related-party transactions. In addition, it is anticipated that the Advisory Board will be responsible for the following:

●	approving, permitting deviations from, making changes to, and annually reviewing the asset acquisition policy;

●	evaluating all asset acquisitions;

●	evaluating any third party offers for asset acquisitions and approving asset dispositions that are in the best interest of our company and our interest holders;

●	providing guidance with respect to the appropriate levels of insurance costs specific to each individual asset;

●
reviewing material conflicts of interest that arise, or are reasonably likely to arise with the managing member, on the one hand, and our company, a series or the other members, on the other hand, or our company or a series, on the one hand, and another series, on the other hand;

●
approving any material transaction between our company or a series, on the one hand, and our manager or any of its affiliates, another series or an interest holder, on the other hand, other than for the purchase of interests;

●
reviewing the total fees, expenses, assets, revenues, and availability of funds for distributions to our interest holders at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of the investment performance of the assets, and that funds available for distributions to interest holders are in accordance with our policies; and

●	approving any service providers appointed by our manager in respect of the underlying assets.

The resolution of any conflict of interest approved by the Advisory Board shall be conclusively deemed fair and reasonable to our company and its interest holders and not a breach of any duty at law, in equity or otherwise. The members of the Advisory Board will not be managers or officers of our company or any series and will not have fiduciary or other duties to the interest holders of any series.

Compensation of the Advisory Board

Our manager will compensate the Advisory Board or their nominees (as so directed by an Advisory Board member) for their service. As such, it is anticipated that their costs will not be borne by any given series of interests.

Members of the Advisory Board

We have already established an informal network of expert advisors who support or company in asset acquisitions, valuations and negotiations, but we have not yet established a formal Advisory Board.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by our company. Each of the executive officers of our manager manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our manager, from our manager. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our manager, we do not intend to pay any compensation directly to these individuals.

Compensation of Manager

Our manager will receive reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses and Acquisition Expenses) and, in its capacity as our asset manager, a Sourcing Fee. Neither our manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with any offering. See “Plan of Distribution and Selling Securityholders—Fees and Expenses” and “Use of Proceeds to Issuer” for further details.

To date, our manager has not received any compensation.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Upon designation of each series, our manager was granted a single interest in each series and became the initial member holding 100% of the then outstanding interests of each series.

At the closing of each offering, our manager or its affiliates will purchase a minimum of 2% and up to a maximum of 19.99% of the interests sold in each offering for the same price as all other investors. Our manager may sell its interests from time to time after the closing of each offering in its sole discretion. Our manager has no present intention to sell its interests, and any future sales would be based upon our manager’s potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to the interests.

The address of our manager is 335 Madison Ave, 16th Floor, New York, NY 10017.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since our inception, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On November 22, 2019, we acquired the Series Collection Drop 001 Asset from our manager in exchange for a note in the original principal amount of $14,000. This note bears interest at an annualized rate of 7.5% over a four month period, and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.4 hereto.

On November 25, 2019, we acquired the Series Collection Drop 002 Asset from our manager in exchange for a note in the original principal amount of $18,400. This note bears interest at an annualized rate of 7.5% over a four month period, and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.7 hereto.

On November 25, 2019, we acquired the Series Collection Drop 003 Asset from our manager in exchange for a note in the original principal amount of $13,500. This note bears interest at an annualized rate of 7.5% over a four month period, and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.10 hereto.

SECURITIES BEING OFFERED

The following is a summary of the principal terms of, and is qualified by reference to, the operating agreement and the subscription agreements relating to the purchase of the interests offered hereby, which are attached as exhibits to the offering statement of which this offering circular forms a part. This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective investor. In the event that the provisions of this summary differ from the provisions of the operating agreement or the subscription agreements (as applicable), the provisions of the operating agreement or the subscription agreements (as applicable) shall apply. Capitalized terms used in this summary that are not defined shall have the meanings ascribed thereto in the operating agreement.

Description of Interests

Our company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of the interests offered hereby is an investment only in the particular series and not an investment in our company as a whole. In accordance with the LLC Act, any series of interests established by our company will be a separate series of limited liability company interests of our company and not in a separate legal entity. We have not issued, and will not issue, any class of interests entitled to any preemptive, preferential or other rights that are not otherwise available to the holders purchasing interests in connection with the offerings.

Title to the underlying assets will be held by, or for the benefit of, the applicable series. We intend that each series will own its own underlying assets, which will be works of art or other collectibles. We do not anticipate that any series will acquire any other art or collectibles other than the underlying assets related to that series. An investor who invests in an offering will not have any indirect interest in any asset other than the underlying asset related to the applicable series unless the investor also participates in a separate offering associated with that other underlying asset.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. Accordingly, our company expects our manager to maintain separate, distinct records for each series and its associated assets and liabilities. As such, the assets of a series include only the works of art or other collectibles associated with that series and other related assets (e.g., cash reserves). As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of our company generally where the assets of such other series or of our company generally are insufficient to meet our company’s liabilities.

Section 18-215(c) of the LLC Act provides that a series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued.  We intend for each series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular series and title to the relevant underlying assets will be held by, or for the benefit of, the relevant series.

All of the interests offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the interests, as determined by our manager, the holders of the interests will not be liable to our company to make any additional capital contributions (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of the interests offered hereby have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any interests and no preferential rights to distributions.

In general, the holders of each series of our interests (which may include our manager, its affiliates or asset sellers) will participate in the available Free Cash Flow derived from the underlying assets related to the series, less expenses (as described in “—Distribution rights” below). Our manager, an affiliate of our company, will own a minimum of 2% and a maximum of 19.99% of each series of interests. Our manager may sell its interests from time to time. Our manager has no present intention to sell its interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests. Our manager has the authority under the operating agreement to cause our company to issue interests of a series to investors as well as to other persons for such cost (or no cost) and on such terms as our manager may determine, subject to the terms set forth in the designation for each series.

Each series will use the proceeds of its offerings to pay certain fees and expenses related to the acquisition and the offering, including to repay any loans taken to acquire the underlying assets (please see the “Use of Proceeds to Issuer” section for further details regarding the use of proceeds for each offering). An investor in each offering will acquire an ownership interest only in the applicable series and not, for the avoidance of doubt, in (i) our company, (ii) any other series of interests, (iii) our manager, (iv) the Otis Platform or (v) any underlying asset owned by any series. Although our interests will not immediately be listed on a stock exchange and a liquid market in our interests cannot be guaranteed, we plan to create our own trading market or partner with an existing platform to allow for trading of our interests (please review additional risks related to liquidity in the “Risk Factors” section).

Further Issuance of Interests

Our manager has the option to issue additional interests in any series offered hereby on the same terms as the interests offered hereunder as is required from time to time in order to pay any Operating Expenses which exceed revenue generated from the underlying assets.

Distribution Rights

Our manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to holders of each series of interests except as otherwise limited by law or the operating agreement.

Free Cash Flow consists of the net income (as determined under GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the underlying assets related to such series. Our manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

We expect our manager to distribute any Free Cash Flow on a semi-annual basis as set forth below. However, our manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a series from the utilization of the underlying assets related to such series shall be applied within the series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

●	thereafter to create such reserves as our manager deems necessary, in its sole discretion, to meet future Operating Expenses; and

●
thereafter by way of distribution to holders of the interests of such series (net of corporate income taxes applicable to the series), which may include asset sellers of the underlying assets related to such series or our manager or any of its affiliates.

No series will distribute an underlying asset in kind to its interest holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the series for the amount of the distribution for three years.  Under the LLC Act, a series limited liability company may not make a distribution with respect to a series to a member if, after the distribution, all liabilities of such series, other than liabilities to members on account of their limited liability company interests with respect to such series and liabilities for which the recourse of creditors is limited to specific property of such series, would exceed the fair value of the assets of such series.  For the purpose of determining the fair value of the assets of the series, the LLC Act provides that the fair value of property of the series subject to liability for which recourse of creditors is limited shall be included in the assets of such series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

No Redemption Provisions

No series of our interests are redeemable.

No Registration Rights

There are no registration rights in respect of any series of our interests.

Limited Voting Rights

Our manager is not required to hold an annual meeting of interest holders. The operating agreement provides that meetings of interest holders may be called by our manager and a designee of our manager shall act as chairman at such meetings. Interest holders do not have any voting rights as an interest holder in our company or a series except with respect to:

●	the removal of our manager for cause as described below;

●	the dissolution of our company upon the for-cause removal of our manager; and

●	an amendment to the operating agreement that would:

○	adversely affect the rights of an interest holder in any material respect;

○	reduce the voting percentage required for any action to be taken by the holders of interests in our company under the operating agreement;

○	change the situations in which our company and any series can be dissolved or terminated;

○	change the term of our company (other than the circumstances provided in the operating agreement); or

○	give any person the right to dissolve our company.

Our manager can only be removed as manager of our company and each series in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series or our company which has a material adverse effect on our company.

When entitled to vote on a matter, each interest holder will be entitled to one vote per interest held by it on all matters submitted to a vote of the interest holders of an applicable series or of the interest holders of all series of our company, as applicable.  The removal of our manager as manager of our company and all series must be approved by two-thirds of the votes that may be cast by all interest holders in any series of our company. All other matters to be voted on by the interest holders must be approved by a majority of the votes cast by all interest holders in any series of our company present in person or represented by proxy.

Our manager or its affiliates (if they hold interests) may not vote as an interest holder in respect of any matter put to the interest holders. However, the submission of any action of our company or a series for a vote of the interest holders shall first be approved by our manager and no amendment to the operating agreement may be made without the prior approval of our manager that would decrease the rights of our manager or increase the obligations of our manager thereunder.

Our manager has broad authority to take action with respect to our company and any series. See “Directors, Executive Officers and Significant Employees—The Manager” for more information. Except as set forth above, our manager may amend the operating agreement without the approval of the interest holders to, among other things, reflect the following:

●
the merger of our company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;

●	a change that our manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;

●	a change that our manager determines to be necessary, desirable or appropriate to facilitate the trading of interests;

●
a change that our manager determines to be necessary or appropriate for our company to qualify as a limited liability company under the laws of any state or to ensure that each series will continue to qualify as a corporation for U.S. federal income tax purposes;

●
an amendment that our manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent our company, our manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

●	any amendment that our manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional series;

●	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the operating agreement;

●
any amendment that our manager determines to be necessary or appropriate for the formation by our company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the operating agreement;

●	a change in the fiscal year or taxable year and related changes; and

●	any other amendments which our manager deems necessary or appropriate to enable our manager to exercise its authority under the Agreement.

In each case, our manager may make such amendments to the operating agreement provided our manager determines that those amendments:

●	do not adversely affect the interest holders (including any particular series of interests as compared to other series of interests) in any material respect;

●
are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

●
are necessary or appropriate to facilitate the trading of interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the interests may be listed for trading, compliance with any of which our manager deems to be in the best interests of our company and the interest holders;

●	are necessary or appropriate for any action taken by our manager relating to splits or combinations of interests under the provisions of the operating agreement; or

●	are required to effect the intent expressed in this prospectus or the intent of the provisions of the operating agreement or are otherwise contemplated by the operating agreement.

Furthermore, our manager retains sole discretion to create and set the terms of any new series and will have the sole power to acquire, manage and dispose of underlying asset of each series.

Liquidation Rights

The operating agreement provides that our company shall remain in existence until the earlier of the following: (i) the election of our manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of our company; (iii) the entry of a decree of judicial dissolution of our company; (iv) at any time that our company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all interest holders of our company following the for-cause removal of our manager. Under no circumstances may our company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the interests in the profits of our company).

A series shall remain in existence until the earlier of the following: (i) the dissolution of our company, (ii) the election of our manager to dissolve such series; (iii) the sale, exchange or other disposition of substantially all of the assets of the series; or (iv) at any time that the series no longer has any members, unless the business is continued in accordance with the LLC Act.  Under no circumstances may a series of interests be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the interests in the profits of the series).

Upon the occurrence of any such event, our manager (or a liquidator selected by our manager) is charged with winding up the affairs of the series or our company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series or our company as a whole, as applicable, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are our manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) first, 100% to the interest holders of the relevant series, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series) until the interest holders receive back 100% of their capital contribution and second, (A) 10% to our manager and (B) 90% to the interest holders of the relevant series, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers and which distribution within a series will be made consistent with any preferences which exist within such series).

Transfer Restrictions

Each series of our interests are subject to restrictions on transferability. A holder of interests may not transfer, assign or pledge its interests without the consent of our manager. Our manager may withhold consent in its sole discretion, including when our manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners in such series or more than 500 beneficial owners in such series that are not “accredited investors” (provided that our manager may waive such limitations), (b) the assets of such series being deemed “plan assets” for purposes of ERISA, (c) a change of U.S. federal income tax treatment of our company and/or such series, or (d) our company, such series or our manager being subject to additional regulatory requirements. The transferring holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by us or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The restrictions on transferability listed above will also apply to any resale of interests via the anticipated Liquidity Platform described above (see “Description of the Business – Liquidity Platform” for additional information).

Our manager may transfer all or any portion of the interests held by it from time to time, in accordance with applicable securities laws, either directly or through brokers, via the Liquidity Platform, or otherwise.

Additionally, unless and until the interests are listed or quoted for trading, there are restrictions on the holder’s ability to the pledge or transfer the interests. There can be no assurance that we will, or will be able to, register our interests for resale. Therefore, investors may be required to hold their interests indefinitely. Please refer to the subscription agreement for additional information regarding these restrictions. To the extent certificated, the interests issued in each offering will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be Bound by the Operating Agreement; Power of Attorney

By purchasing interests, the investor will be admitted as a member of our company and will be bound by the provisions of, and deemed to be a party to, the operating agreement.  Pursuant to the operating agreement, each investor grants to our manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the operating agreement.

Duties of Officers

The operating agreement provides that, except as may otherwise be provided by the operating agreement, the property, affairs and business of each series of interests will be managed under the direction of our manager.  Our manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the operating agreement or as may be specified by our manager. Our manager will be appointed as the asset manager of each series to manage the underlying assets.

We may decide to enter into separate indemnification agreements with the directors and officers of our company, our manager or our asset manager (including if our manager or asset manager appointed is not Otis Wealth, Inc.). If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the operating agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim.  The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to our company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the operating agreement.

Books and Reports

We are required to keep appropriate books of the business at our principal offices.  The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP.  For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our manager in accordance with the Internal Revenue Code.  Our manager will file with the Commission periodic reports as required by applicable securities laws.

Under the Securities Act, we must update this offering circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with the Commission. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, we will file annual reports, semiannual reports and other information with the Commission. In addition, we plan to provide holders of interests with periodic updates, including offering circulars, offering circular supplements, pricing supplements, information statements and other information.

We will provide such documents and periodic updates electronically through the Otis Platform. As documents and periodic updates become available, we will notify holders of interests of this by sending the holders an email message or a message through the Otis Platform that will include instructions on how to retrieve the periodic updates and documents. If our email notification is returned to us as “undeliverable,” we will contact the holder to obtain an updated email address. We will provide holders with copies via email or paper copies at any time upon request. The contents of the Otis Platform are not incorporated by reference in or otherwise a part of this offering circular.

Exclusive Jurisdiction

Under Section 15.08 of our operating agreement, any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and each investor will covenant and agree not to bring any such claim in any other venue. If a holder of the interests were to bring a claim against our company or our manager pursuant to the operating agreement, it would have to do so in the Delaware Court of Chancery. Notwithstanding the foregoing, if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts located in Delaware.

We believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted the provision to limit the time and expense incurred by our management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of our company.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision would require suits to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction to be brought in federal court located in Delaware. Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Waiver of Right to Trial by Jury

Our operating agreement provides that each investor waives the right to a jury trial for any claim they may have against us arising out of, or relating to, the operating agreement and any transaction arising under the operating agreement, which could include claims under federal securities law. By subscribing to this offering and adhering to the operating agreement, the investor warrants that the investor has reviewed this waiver, and knowingly and voluntarily waives his or her jury trial rights. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Listing

The interests offered hereby are not currently listed or quoted for trading on any national securities exchange or national quotation system.

MATERIAL UNITED STATES TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the interests offered hereby to U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	persons subject to the alternative minimum tax;

●	tax-exempt organizations;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of the series of interests (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold the interests as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

●	persons who do not hold the interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

●	persons deemed to sell the interests under the constructive sale provisions of the Code.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for U.S. federal income tax purposes, holds interests, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold interests, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the interests arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

Taxation of Each Series of Interests is intended to be as a “C” Corporation, after filing the appropriate elections.

Proposed but not yet finalized regulations, as well as one private ruling by the IRS, indicate that each series of a series limited liability company such as our company should each be treated as a separate entity formed under local law. Our company intends to elect for each series of interests in the company to be taxed as a “C” corporation under Subchapter C of the Code, and expects that each series will be treated as a corporation for all federal and state tax purposes. Thus, each series of interests will be taxed at regular corporate rates on its income, including any gain from the sale or exchange of the assets that will be held by each series, before making any distributions to interest holders as described below.

Taxation of Distributions to Investors

A “U.S. Holder” includes a beneficial owner of interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.

Distributions to U.S. Holders out of each series’ current or accumulated earnings and profits (which would include any gains derived from the sale or exchange of the assets that will be held by each series, net of tax paid or accrued thereon, will be taxable to U.S. Holders as dividends. A U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors as to whether any dividends paid by a series would be “qualified dividend income.” Distributions in excess of the current and accumulated earnings and profits of a series will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s interests. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its interests will be taxable as capital gain in the amount of such excess if the interests are held as a capital asset. In addition, a 3.8% tax applies to certain investment income (referred to as the 3.8% NIIT). In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount (currently $7,500 of the highest tax bracket for such year). Dividends are included as investment income in the determination of “net investment income” under Section 1411(c) of the Code.

Taxation of Dispositions of Interests

Upon any taxable sale or other disposition of interests, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the U.S. Holder’s adjusted tax basis in the interests. A U.S. Holder’s adjusted tax basis in the interests generally equals his, her or its initial amount paid for the interests and decreased by the amount of any distributions to the investor in excess of current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their interests, and the amount of any actual or deemed relief from indebtedness encumbering their interests. The gain or loss will be long-term capital gain or loss if the interests are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the interests. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Payments of dividends or of proceeds on the disposition of the interests made to you may be subject to additional information reporting and under some circumstances to backup withholding at a current rate of 24% unless you establish an exemption. Backup withholding is not an additional tax; rather, the federal income tax liability of persons subject to backup withholding is reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of the interests, including the consequences of any proposed change in applicable laws.

LEGAL MATTERS

The validity of the interests offered hereby will be passed upon for us by CrowdCheck Law LLP.

EXPERTS

Our financial statements reflecting our financial position at inception (October 8, 2019) included in this offering circular have been audited by Artesian CPA LLC, certified public accounting firm, as stated in its report appearing in this offering circular.  Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission an offering statement on Form 1-A under the Securities Act with respect to the interests offered by this offering circular. This offering circular does not contain all of the information included in the offering statement, portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to us and the interests to be sold in the offerings, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of Tier 2 of Regulation A and are required to file annual reports, semi-annual reports, current reports and other information with the Commission. We will make these documents publicly available, free of charge, on the Otis Platform as soon as reasonably practicable after filing such documents with the Commission.

You can read the offering statement and our filings with the Commission over the Internet at the Commission’s website at www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our manager will answer inquiries from potential investors concerning the interests, our company, our manager and other matters relating to the offer and sale of the interests under this offering circular. We will afford the potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this offering circular.

Requests and inquiries regarding this offering circular should be directed to:

Otis Wealth, Inc.
335 Madison Ave 16th Floor
New York, NY 10017
E-Mail: hello@otiswealth.com
Tel: (201) 479-4408
Attention: Michael Karnjanaprakorn

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

OTIS COLLECTION LLC
A Delaware Limited Liability Company

Balance Sheet and Independent Auditor’s Report
October 8, 2019 (Inception)

FINANCIAL STATEMENTS

INDEX OF FINANCIAL INFORMATION

Page
Independent Auditor’s Report	F-3

Balance Sheet as of October 8, 2019 (inception)	F-4

Notes to the Financial Statement	F-5

To the Managing Member
Otis Collection LLC
Wilmington, DE

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statement

We have audited the accompanying balance sheet of Otis Collection LLC (the “Company”) as of October 8, 2019 (inception) and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Otis Collection LLC as of October 8, 2019 (inception), in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 4 to the financial statement, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
November 27, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

OTIS COLLECTION LLC
BALANCE SHEET
AS OF OCTOBER 8, 2019 (INCEPTION)

ASSETS

CURRENT ASSETS
Cash	$-
TOTAL CURRENT ASSETS	-
TOTAL ASSETS	$-

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts Payable	$-

TOTAL CURRENT LIABILITIES	-
MEMBERS’ EQUITY
Contributed Capital	-

TOTAL MEMBERS’ EQUITY	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENT
AS OF OCTOBER 8, 2019 (INCEPTION)

NOTE 1: ORGANIZATION AND NATURE OF ACTIVITIES

Otis Collection LLC (“the Company”) is a series limited liability company organized October 8, 2019 under the laws of the State of Delaware. The Company may authorize the creation of one or more series (the “Series”). The Company will develop an investment platform that empowers its users to invest in highly valuable assets such as art and collectibles.

As of October 8, 2019 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

Operating Agreement

General:

In accordance with the Operating Agreement each Interest holder in a Series grants a power of attorney to the Otis Wealth, Inc. (the “Manager”). The Manager has the right to appoint officers of the Company and each Series.

Operating Expenses:

After the closing of an offering of the interests of a particular series (the “Interests”), each Series is responsible for its own operating expenses, including: any and all fees, costs and expenses incurred in connection with the management of the assets of the Series (the “Underlying Assets”), including import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of the Manager or person authorized to act for the Series under the terms of an Asset Management Agreement (the “Asset Manager”), in connection with the Underlying Assets; any withholding or transfer taxes imposed on the Company or a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Asset Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Underlying Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.

NOTES TO THE FINANCIAL STATEMENT (CONTINUED)
AS OF OCTOBER 8, 2019 (INCEPTION)

Prior to the closing, operating expenses are borne by the Manager or the Asset Manager and not reimbursed by the Interest holders. The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent (other than for storage of the Underlying Assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

If the operating expenses exceed the amount of revenues generated from an Underlying Asset and cannot be covered by any operating expense reserves on the balance sheet of such Underlying Asset, the Manager may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.

Fees:

Sourcing Fee: The Asset Manager will be paid a fee as compensation for sourcing each Underlying Asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by the Asset Manager.

Brokerage Fees: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised through each offering. Notwithstanding the foregoing, such broker will not receive any fee on funds raised from the sale of Interests to the Manager.

Voting Rights:

The Manager has broad authority to take action with respect to the Company and any Series. Interest holders do not have any voting rights as an Interest holder in the Company or a Series except with respect to:

●	the removal of the Manager;

●	the dissolution of the Company upon the for-cause removal of the Manager; and

●	an amendment to the Operating Agreement that would:

NOTES TO THE FINANCIAL STATEMENT (CONTINUED)
AS OF OCTOBER 8, 2019 (INCEPTION)

○	adversely affect the rights of an Interest holder in any material respect;

○	reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;

○	change the situations in which the Company and any Series can be dissolved or terminated;

○	change the term of the Company (other than the circumstances provided in the Operating Agreement); or

○	give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders of an applicable Series or of the Interest holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two-thirds of the votes that may be cast by all Interest holders in any Series. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders in any Series present in person or represented by proxy.

Distributions Upon Liquidation:

Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the manager) is charged with winding up the affairs of the series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) first, 100% to the interest holders of the relevant Series of Interests, allocated pro rata based on the number of Interests held by each interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the interest holders of the relevant Series of Interests, allocated pro rata based on the number of interests held by each interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series). See “Securities Being Offered—Liquidation Rights.”

Free Cash Flow Distributions:

The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of each Series of Interests. Free cash flow consists of the net income (as determined under U.S. generally accepted accounting principles) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Asset related to such Series. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.

NOTES TO THE FINANCIAL STATEMENT (CONTINUED)
AS OF OCTOBER 8, 2019 (INCEPTION)

Any free cash flow generated by a Series from the utilization of the Underlying Asset related to such Series shall be applied within the Series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

●	thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses; and

●
thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Underlying Asset related to such Series or the Manager or any of its affiliates.

Manager’s Interest

The Manager must acquire a minimum of 2% and may acquire a maximum of 19.99% of the Interests sold in connection with the offering of each Series of Interests (of which the Manager may sell all or any portion from time to time following the closing of such offering).  The Manager will pay the price per share offered to all other potential investors.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company will rely on technology developed by its managing member, Otis Wealth Inc. This technology is in development.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENT (CONTINUED)
AS OF OCTOBER 8, 2019 (INCEPTION)

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. No revenue has been earned or recognized as of October 8, 2019 (inception).

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTES TO THE FINANCIAL STATEMENT (CONTINUED)
AS OF OCTOBER 8, 2019 (INCEPTION)

NOTE 3: FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1	-	Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2	-	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3	-	Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The carrying amounts reported in the balance sheets approximate their fair value.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option- pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTES TO THE FINANCIAL STATEMENT (CONTINUED)
AS OF OCTOBER 8, 2019 (INCEPTION)

NOTE 4: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of October 8, 2019 (inception). The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTY TRANSACTIONS

The Asset Manager will be paid a fee as compensation for sourcing each Underlying Asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by the Asset Manager.

NOTE 6: MEMBERS’ EQUITY

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital. that debts, liabilities, obligations, and expenses of a series are not enforceable against the assets of the other series’

NOTE 7: SUBSEQUENT EVENTS

Series Formed

On November 22, 2019, the Company established its first Series known as Series Collection Drop 001. 600 Interests were authorized for issuance, and as of the date of creation the Manager was granted 1 Interest. On the same date, Series Collection Drop 001 purchased an Amazing Spider-Man #129 comic (the “Series Collection Drop 001 Asset”) from the Manager, a related party, in exchange for a promissory note in the original principal amount of $14,000. The Series authorized a 2.20% sourcing fee and a 1% brokerage fee on the gross proceeds of the offering, such brokerage fee subject to certain limitations and deductions.

The term of the asset management agreement between Series Collection Drop 001 and the Manager is until 1 year after the liquidation of the Series Collection Drop 001 Asset.

On November 25, 2019, the Company established its second Series known as Series Collection Drop 002. 736 Interests were authorized for issuance, and as of the date of creation the Manager was granted 1 Interest. On the same date, Series Collection Drop 002 purchased the set Nike x Off White: The Ten (the “Series Collection Drop 002 Asset”) from the Manager, a related party, in exchange for a promissory note in the original principal amount of $18,400. The Series authorized a 3.22% sourcing fee and a 1% brokerage fee on the gross proceeds of the offering, such brokerage fee subject to certain limitations and deductions.

The term of the asset management agreement between Series Collection Drop 002 and the Manager is until 1 year after the liquidation of the Series Collection Drop 002 Asset.

NOTES TO THE FINANCIAL STATEMENT (CONTINUED)

AS OF OCTOBER 8, 2019 (INCEPTION)

On November 25, 2019, the Company established its third Series known as Series Collection Drop 003. 540 Interests were authorized for issuance, and as of the date of creation the Manager was granted 1 Interest. On the same date, Series Collection Drop 003 purchased a Giant Size X-Men #1 comic (the “Series Collection Drop 003 Asset”) from the Manager, a related party, in exchange for a promissory note in the original principal amount of $13,500. The Series authorized a 2.09% sourcing fee and a 1% brokerage fee on the gross proceeds of the offering, such brokerage fee subject to certain limitations and deductions.

The term of the asset management agreement between Series Collection Drop 003 and the Manager is until 1 year after the liquidation of the Series Collection Drop 001 Asset.

Management’s Evaluation

Management has evaluated all subsequent events through November 27, 2019, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.